Filed Pursuant to Rule 424B5
File No. 333-142900

CALCULATION OF REGISTRATION FEE

			Maximum
Title of Each Class of	Amount to be	Maximum Offering	Aggregate Offering	Amount of
Securities to be Registered	Registered	Price Per Unit	Price	Registration Fee(1)
4.250% Senior Notes due 2015	$1,000,000,000	99.808%	$998,080,000	$55,693
5.625% Senior Notes due 2019	$650,000,000	99.725%	$648,212,500	$36,170
6.750% Senior Notes due 2039	$350,000,000	99.588%	$348,558,000	$19,450

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933 (the “Securities Act”).

Prospectus Supplement
(To Prospectus Dated December 1, 2009)

$2,000,000,000
Xerox Corporation
$1,000,000,000 4.250% Senior Notes due 2015
$650,000,000 5.625% Senior Notes due 2019
$350,000,000 6.750% Senior Notes due 2039

We are offering $1,000,000,000 aggregate principal amount of our 4.250% senior notes due 2015 (the “2015 notes”), $650,000,000 aggregate principal amount of our 5.625% senior notes due 2019 (the “2019 notes”) and $350,000,000 aggregate principal amount of our 6.750% senior notes due 2039 (the “2039 notes”). The 2015 notes, the 2019 notes and the 2039 notes are collectively referred to herein as the “notes.”
The 2015 notes will mature on February 15, 2015, the 2019 notes will mature on December 15, 2019 and the 2039 notes will mature on December 15, 2039. We will pay interest on the 2015 notes on each February 15 and August 15, commencing on August 15, 2010. We will pay interest on the 2019 notes and the 2039 notes on each June 15 and December 15, commencing on June 15, 2010.
We may redeem the notes of any series at any time, and from time to time, by paying to the holders thereof 100% of the principal amount plus a make-whole redemption premium as described under “Description of the Notes—Optional Redemption.” We must redeem all of the notes under the circumstances and at the redemption price described in this prospectus supplement in “Description of the Notes—Special Mandatory Redemption.” If a change of control purchase event occurs, we will be required to offer to purchase all of the notes from the holders at a price equal to 101% of the principal amount thereof.
The notes will be unsecured and will rank senior to all our existing and future subordinated debt and will rank equally in right of payment with our existing and future unsecured senior debt. The notes will not have the benefit of all of the covenants applicable to some of our existing unsecured senior debt. The notes will be effectively subordinated to any of our secured debt. The notes will be structurally subordinated to the debt and all other obligations of our subsidiaries.

Investing in the notes involves a high degree of risk. See “Risk Factors” beginning on page S-10 of this prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

			Proceeds,
			before
	Public Offering	Underwriting	expenses,
	Price (1)	Discount	to us (1)

Per 2015 note	99.808%	0.600%	99.208%
2015 note total	$998,080,000	$6,000,000	$992,080,000
Per 2019 note	99.725%	0.650%	99.075%
2019 note total	$648,212,500	$4,225,000	$643,987,500
Per 2039 note	99.588%	0.875%	98.713%
2039 note total	$348,558,000	$3,062,500	$345,495,500

Total	$1,994,850,500	$13,287,500	$1,981,563,000

(1)	Plus accrued interest, if any, from December 4, 2009.

The notes will not be listed on any securities exchange. Currently, there are no public markets for the notes.

We expect that delivery of the notes will be made to purchasers in book-entry form through The Depository Trust Company for the account of its participants, including Clearstream Banking société anonyme and Euroclear Bank, S.A./N.V., on or about December 4, 2009.
Joint Book-Running Managers

BofA Merrill Lynch	Citi	J.P. Morgan

Senior Co-Managers

BNP PARIBAS	Deutsche Bank Securities	HSBC	UBS Investment Bank

Co-Managers

Mizuho Securities USA Inc.	PNC Capital Markets LLC	U.S. Bancorp Investments, Inc.

The date of this prospectus supplement is December 1, 2009

Prospectus Supplement

Prospectus

In making your investment decision, you should rely on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the dates on their respective covers. Our business, financial condition, results of operations and prospects may have changed since those dates. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any sale made hereunder shall under any circumstance imply that the information in or incorporated by reference in this prospectus supplement is correct as of any date subsequent to the date on the cover of this prospectus supplement or that the information contained in the accompanying prospectus is correct as of any date subsequent to the date on the cover of the accompanying prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts.  The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference and the additional information described below under the heading “Where You Can Find More Information.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. See “Incorporation of Certain Documents By Reference” in this prospectus supplement.

In this prospectus supplement, except as otherwise indicated herein, references to “Xerox,” the “Company,” “we,” “us” or “our” refer to Xerox Corporation and its subsidiaries and, in the context of the notes, “Xerox,” the “Company,” “we,” “us” and “our” shall only refer to Xerox Corporation, the issuer of the notes.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Our SEC file number is 001-04471. You can read and copy this information at the following location of the SEC:

Public Reference Room
100 F Street, N.E.
Room 1850
Washington, D.C. 20549

You can also obtain copies of these materials from this public reference room, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is www.sec.gov.

This prospectus supplement and the accompanying prospectus, which form a part of the registration statement, do not contain all the information that is included in the registration statement. You will find additional information about us in the registration statement. Any statements made in this prospectus supplement, the accompanying prospectus or any documents incorporated by reference concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any documents incorporated by reference into this prospectus may contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that we will not realize all of the anticipated benefits from the acquisition of Affiliated Computer Services, Inc. (“ACS”); the risk that disruptions from the merger will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we and/or ACS may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other risks that are set forth in the “Risk Factors” section in this prospectus supplement, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, as filed with the SEC. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

MARKET AND INDUSTRY DATA

Certain market and industry data included or incorporated by reference in this prospectus supplement and in the accompanying prospectus has been obtained from third party sources that we believe to be reliable. Market estimates are calculated by leveraging third-party forecasts from firms such as International Data Corporation and Infosource in conjunction with our assumptions about our markets. We have not independently verified such third party information and cannot assure you of its accuracy or completeness. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Disclosure Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus supplement and in the accompanying prospectus as well as those listed under “Forward Looking Statements” and “Risk Factors” in the documents enumerated under “Incorporation of Certain Documents by Reference” including, but not limited to, our Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, as filed with the SEC and under similarly captioned sections in future filings that we make with the SEC under the Exchange Act.

SUMMARY

This summary highlights certain information about us and the offering of the notes. This summary does not contain all the information that may be important to you. You should read this entire prospectus supplement, the accompanying prospectus and those documents incorporated by reference into the prospectus supplement and the accompanying prospectus, including the risk factors and the financial statements and related notes, before making an investment decision.

Pending Acquisition of Affiliated Computer Services

On September 27, 2009, we, Boulder Acquisition Corp. (“Merger Sub”), a wholly owned subsidiary of ours, and Affiliated Computer Services, Inc. (“ACS”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the acquisition of ACS by Xerox. Subject to the terms and conditions of the Merger Agreement, which has been approved by the board of directors of each of the parties, ACS will be merged with and into Merger Sub.

As a result of the merger, each outstanding share of ACS’s Class A common stock, other than shares owned by Xerox, Merger Sub or ACS (which will be cancelled) and other than those shares with respect to which appraisal rights are properly exercised and not withdrawn (collectively, “Excluded Shares”), will be converted into the right to receive a combination of (i) 4.935 shares of Xerox common stock and (ii) $18.60 in cash, without interest. As a result of the merger, each outstanding share of Class B common stock of ACS, other than Excluded Shares, will be converted into the right to receive (i) 4.935 shares of Xerox common stock, (ii) $18.60 in cash, without interest and (iii) a fraction of a share of a new series of convertible preferred stock to be issued by Xerox and designated as Series A Convertible Perpetual Preferred Stock (“Convertible Preferred Stock”) equal to (x) 300,000 divided by (y) the number of shares of Class B common stock of ACS issued and outstanding as of the effective time of the merger. See “Certain Other Indebtedness and Preferred Stock—Description of Series A Convertible Perpetual Preferred Stock.”

ACS is a provider of business process outsourcing and information technology services and solutions to commercial and government clients worldwide. ACS delivers a full range of business process outsourcing and information technology services, as well as end-to-end solutions to the public and private sectors and supports a variety of industries including education, energy, financial, government, healthcare, retail and transportation. ACS’s revenues for the fiscal year ended June 30, 2009 were $6.5 billion. ACS supports client operations in more than 100 countries.

The consummation of the merger is subject to certain conditions, including, among others, the adoption of the Merger Agreement by ACS’s stockholders and the approval of the issuance of our common stock by our stockholders.

Acquisition Rationale

In determining to pursue the acquisition, our board of directors considered, among other things, the following positive factors relating to the merger:

•	The belief that our combination with ACS will meaningfully deliver our strategic priorities in a single transaction and better enable us to respond to both key opportunities in the services business and global growth markets and key challenges in the hardware business, such as increased competition and diminishing returns;

•	The expectation that the combination of our strengths in document technology and ACS’s expertise in process management will create a global enterprise that can provide an expanded combination of products and support services for its customers;

•	The fact that we will obtain immediate scale and capacity in business process outsourcing services;

•	The expectation that the merger will provide us with increased ability to aggressively capture global business process outsourcing growth opportunities through combined scale, scope, brand and reach;

•	The potential for significant revenue synergy opportunities through the use of each parties’ corporate relationships and customer base;

•	The potential to scale ACS services through the use of the Xerox brand name;

•	The significant potential for cost savings, and resulting increase in earnings and cash flow, through consolidated corporate governance; reduced public company costs, reduced labor, shared business process outsourcing platform costs and improved logistics and infrastructure;

•	The fact that ACS’ senior management entered into retention agreements with us to continue as employees of ours post-merger; and

•	The expectation that the merger will enhance our strategic posture in the market and position Xerox for long-term growth, accelerated margin expansion and earnings appreciation.

For the discussion of various factors that could prohibit or limit us from realizing some or all of these benefits, see “Risk Factors.”

Offering Summary

The following is a summary of some of the terms of this offering. For a more complete description of the terms of the notes, please refer to “Description of the Notes” in this prospectus supplement and “Description of Debt Securities and Convertible Debt Securities” in the accompanying prospectus.

Issuer	Xerox Corporation.

Notes Offered	$1,000,000,000 aggregate principal amount of Senior Notes due 2015.

$650,000,000 aggregate principal amount of Senior Notes due 2019.

$350,000,000 aggregate principal amount of Senior Notes due 2039.

Maturity	2015 notes: February 15, 2015.

2019 notes: December 15, 2019.

2039 notes: December 15, 2039.

Interest Rate	The 2015 notes will bear interest from December 4, 2009 at the rate of 4.250% per annum, payable semiannually in arrears.

The 2019 notes will bear interest from December 4, 2009 at the rate of 5.625% per annum, payable semiannually in arrears.

The 2039 notes will bear interest from December 4, 2009 at the rate of 6.750% per annum, payable semiannually in arrears.

Interest Payment Dates	We will pay interest on the 2015 notes on each February 15 and August 15, commencing on August 15, 2010. We will pay interest on the 2019 notes and the 2039 notes on each June 15 and December 15, commencing on June 15, 2010.

Ranking	The notes are unsecured and will rank equally in right of payment with all of our other existing and future senior unsecured indebtedness.

The notes will be effectively subordinated to all of the secured indebtedness of Xerox Corporation (excluding its subsidiaries) which, as of September 30, 2009, was approximately $5 million. The notes will be structurally subordinated to all of the secured and unsecured indebtedness and other liabilities of our subsidiaries. As of September 30, 2009 on a pro forma basis after giving effect to the merger and related transactions as described under “Xerox and ACS Unaudited Pro Forma Condensed Combined Financial Information,” our subsidiaries would have had approximately $5.2 billion of outstanding indebtedness and other liabilities, including trade payables but excluding intercompany liabilities.

Optional Redemption	We may redeem some or all of any series of notes offered hereby at any time at 100% of their principal amount plus a make-whole premium, plus accrued and unpaid interest to the date of repurchase. See “Description of the Notes—Optional Redemption.”

Special Mandatory Redemption	If we do not consummate the acquisition of ACS on or prior to June 27, 2010, or the Merger Agreement is terminated at any time prior thereto, we must redeem the notes at a redemption price equal to 101% of the aggregate accreted principal amount of the notes, plus accrued and unpaid interest from the date of initial issuance to but excluding the mandatory redemption date. See “Description of the Notes—Special Mandatory Redemption.”

Change of Control Repurchase Event	If we undergo a change of control and the ratings on the notes decline to non-investment grade ratings within a specified period of time after the occurrence of such change of control, we must give all holders of the notes the opportunity to sell to us their notes at 101% of their face amount, plus accrued and unpaid interest to date of repurchase.

We might not be able to pay to you the required price for notes that you present to us upon a change of control repurchase event, because:

• we might not have enough funds at that time; or

• the terms of our debt instruments may prevent us from paying.

Certain Covenants	The indenture that will govern the notes contains covenants limiting our ability and our subsidiaries’ ability to:

• create certain liens; and

• consolidate or merge with, or convey, transfer or lease substantially all our assets to, another person.

These limitations will be subject to a number of important qualifications and exceptions. You should read “Description of the Debt Securities and Convertible Debt Securities—Provisions Applicable Only To Senior Debt Securities—Covenants” in the accompanying prospectus for a description of these covenants.

Use of Proceeds	We intend to use the net proceeds of this offering to repay all or a portion of ACS’s senior credit facility upon completion of the merger and any remaining amounts to fund a portion of the cash consideration for our acquisition of ACS and to pay certain fees and expenses in connection with the merger. See “Use of Proceeds.”

Absence of Market	The notes are a new issue of securities with no established trading market. We currently have no intention to apply to list the notes on any securities exchange or to seek their admission to trading on any automated quotation system. Accordingly, we cannot provide assurance as to the development or liquidity of any market for the notes. See “Underwriting.”

Risk Factors	See “Risk Factors” beginning on page S-10 of this prospectus supplement for important information regarding us and an investment in the notes.

Further Issuances	We may create and issue further notes ranking equally with the notes (other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes). Such notes may be consolidated and form a single series with the notes.

RISK FACTORS

You should carefully consider the risks described below, the risks set forth in the accompanying prospectus and the other information set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making an investment decision. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. The events discussed in the risk factors below, or the risk factors in the accompanying prospectus, may occur. If they do, our business, results of operations or financial condition could be materially adversely affected. In such an instance, the trading prices of our securities, including the notes, could decline and you might lose all or part of your investment.

Risks Related to the Notes

Our significant debt could adversely affect our financial health and pose challenges for conducting our business.

We have, and after this offering and the application of the net proceeds therefrom will continue to have, a significant amount of debt and other obligations, primarily to support our customer financing activities. As of September 30, 2009, we had $7.4 billion of total debt ($9 million of which is secured by finance receivables) and a $649 million liability to a subsidiary trust issuing preferred securities. The total value of financing activities, shown on the balance sheet as Finance receivables and Equipment on operating leases, was $7.6 billion at September 30, 2009. The total cash and cash equivalents was $1.2 billion at September 30, 2009. In addition, two series of ACS senior notes in an aggregate principal amount of $250 million each will remain outstanding following the completion of our acquisition of ACS, maturing in 2010 and 2015. On a pro forma basis after giving effect to the merger and related transactions, as described under “Xerox and ACS Unaudited Pro Forma Condensed Combined Financial Information,” we would have had $10.7 billion of total debt as of September 30, 2009.

Our substantial debt and other obligations could have important consequences. For example, it could:

(i)	increase our vulnerability to general adverse economic and industry conditions;

(ii)	limit our ability to obtain additional financing for future working capital, capital expenditures, acquisitions and other general corporate requirements;

(iii)	increase our vulnerability to interest rate fluctuations because a portion of our debt has variable interest rates;

(iv)	require us to dedicate a substantial portion of our cash flows from operations to service debt and other obligations thereby reducing the availability of our cash flows from operations for other purposes;

(v)	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

(vi)	place us at a competitive disadvantage compared to our competitors that have less debt; and

(vii)	become due and payable upon a change in control.

If new debt is added to our current debt levels, these related risks could increase.

The notes will be structurally subordinated to all liabilities of our subsidiaries.

The notes are not entitled to the benefit of any guarantees and are thus structurally subordinated to indebtedness and other liabilities of our subsidiaries to the extent of the assets of such subsidiaries, including, after completion of the merger, ACS’s indebtedness and other liabilities, which include its two series of senior notes in an aggregate principal amount of $250 million each, maturing in 2010 and 2015. For the nine months ended September 30, 2009, before intercompany eliminations, our subsidiaries contributed $7 billion to our total revenues and held $12.7 billion of our total assets. On a pro forma basis, after giving effect to the merger and related transactions as described under “Xerox and ACS Unaudited Pro Forma Condensed Consolidated Financial Information,” our subsidiaries would have contributed, before inter-company eliminations, $12 billion to our total revenues and held $20.7 billion of our total assets as of and for the nine months ended September 30, 2009. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, these subsidiaries would pay the holders of their debts, preferred equity interests and their trade creditors before they would be able to distribute any of their assets to us. In addition, our $2 billion credit facility, as amended to date (the “Credit Facility”) and the indentures governing our 7 1/8% Senior Notes due 2010, 7 5/8% Senior Notes due 2013, 6 7/8% Senior Notes due 2011 and 6.40% Senior Notes due 2016 (collectively, the “Early Series Senior Notes”) contain contingent future guarantee provisions whereby certain of our subsidiaries may become guarantors of our obligations under the Credit Facility and such Early Series Senior Notes and the related indentures. Our 5 1/2% Senior Notes due 2012, our 6.35% Senior Notes due 2018, our 5.65% Senior Notes due 2013 and our 8.25% Senior Notes due 2014 do not and the notes offered hereby will not have the benefit of the contingent future guarantee provisions in our Credit Facility and the indentures governing our Early Series Senior Notes. As a result, if any such guarantee is executed, holders of the notes offered by this prospectus supplement would not receive the benefit of that guarantee and would be structurally subordinated to the lenders under our Credit Facility and the holders of our Early Series Senior Notes, with respect to the assets of the subsidiaries providing a guarantee.

Our subsidiaries are, and ACS and its subsidiaries will be upon completion of the merger, separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that Xerox has to receive any assets of any of the subsidiaries upon the liquidation or reorganization of those subsidiaries, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be subordinated to the claims of those subsidiaries’ creditors, including trade creditors and holders of preferred equity interests of those subsidiaries.

We need to maintain adequate liquidity in order to have sufficient cash to meet operating cash flow requirements, repay maturing debt and satisfy other obligations. If we fail to comply with the covenants contained in our various borrowing agreements, our liquidity, results of operations and financial condition may be adversely affected.

Our liquidity is a function of our ability to successfully generate cash flows from a combination of efficient operations and improvement therein, access to capital markets, securitizations, funding from third parties and borrowings secured by our finance receivables portfolios. As of September 30, 2009, total cash and cash equivalents was $1.2 billion, and our borrowing capacity under our Credit Facility was $2 billion, reflecting no outstanding borrowings. We also have funding available through a secured borrowing arrangement with General Electric Capital Corporation (“GECC”). We believe our liquidity (including operating and other cash flows that we expect to generate) will be sufficient to meet operating requirements as they occur; however, our ability to maintain sufficient liquidity going forward depends on our ability to generate cash from operations and access to the capital markets, secured borrowings, securitizations and funding from third parties, all of which are subject to general economic, financial, competitive, legislative, regulatory and other market factors that are beyond our control.

The Credit Facility contains affirmative and negative covenants including limitations on: (i) liens of Xerox and certain of our subsidiaries in securing debt, (ii) certain fundamental changes to corporate structure, (iii) changes in the nature of our business and (iv) limitations on debt incurred by certain of our subsidiaries. The Credit Facility contains financial maintenance covenants, including maximum leverage (debt for borrowed money divided by consolidated EBITDA, as defined) and a minimum interest coverage ratio (consolidated EBITDA divided by consolidated interest expense, as defined). The indentures governing certain of our outstanding senior notes contain affirmative and negative covenants including limitations on: issuance of secured debt and preferred stock; investments and acquisitions; mergers; certain transactions with affiliates; creation of liens; asset transfers; hedging transactions; payment of dividends and certain other payments and the indenture governing our 5 1/2% Senior Notes due 2012, our 6.35% Senior Notes due 2018, our 5.65% Senior Notes due 2013 and our 8.25% Senior Notes due 2014 includes limitations on mergers and creations of liens. None of these indentures, however, contain any financial maintenance covenants, except the fixed charge coverage ratio applicable to certain types of payments. Some of the covenants under certain of our senior notes are suspended while we are rated investment grade. Our U.S. Loan Agreement with GECC (effective through December 31, 2010) relating to our customer financing program (the “Loan Agreement”) provides for loans secured by eligible finance receivables up to $5 billion outstanding at any one time. As of September 30, 2009, $9 million was outstanding under the Loan Agreement. The Loan Agreement incorporates the financial maintenance covenants contained in the Credit Facility and contains other affirmative and negative covenants.

At September 30, 2009, we were in full compliance with the covenants and other provisions of the Credit Facility, the senior notes and the Loan Agreement. Failure to comply with material provisions of or covenants in the Credit Facility or the senior notes could have a material adverse effect on our liquidity, results of operations and financial condition. Failure to comply with the covenants in the Loan Agreement would result in a termination event under the Loan Agreement and GECC would no longer be obligated to make further loans to us. If GECC were to make no further loans to us, and assuming that (a) our cash flow was inadequate and (b) we were unable to procure a similar facility or otherwise obtain replacement financing in the public debt markets, it could materially adversely affect our liquidity and our ability to fund our customers’ purchases of our equipment and this could materially adversely affect our results of operations.

Collectively, the indentures governing our outstanding senior notes and certain of our financing agreements, including the Credit Facility, contain various covenants that limit the discretion of our management in operating our business and could prevent us from engaging in some beneficial activities. The notes offered by this prospectus supplement will not have the benefit of all of these covenants.

Collectively, the indentures governing certain of our senior notes limit, and our Credit Facility limits, our ability to, among other things, issue debt and preferred stock, retire debt early, make investments and acquisitions, merge, engage in certain transactions with affiliates, create or permit to exist liens, transfer assets, enter into hedging transactions, and/or pay dividends on our common stock. In addition, the indenture governing our 5 1/2% Senior Notes due 2012, 6.35% Senior Notes due 2018 and our 5.65% Senior Notes due 2013 also limits our ability to enter into certain mergers and create or permit to exist certain liens. Many, though not all, of these covenants are suspended while our outstanding senior notes are rated investment grade. The Credit Facility generally does not affect our ability to continue to monetize finance receivables under the agreements with GECC and others.

Although the terms of the indentures governing certain of our outstanding senior notes restrict our ability to incur additional debt to fund significant acquisitions and restricted payments, the indentures permit us and certain of our subsidiaries to incur debt in the ordinary course and in other circumstances. Although the notes offered hereby provide additional operational flexibility to us, we are required to comply with the covenants in all of our outstanding senior notes.

A failure to comply with the covenants contained in our Credit Facility or our other existing indebtedness could result in an event of default under the Credit Facility or the existing agreement, that, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations. In the event of any default under our Credit Facility or our other indebtedness, the lenders thereunder would not be required to lend any additional amounts to us and:

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable;

•	could require us to apply all of our available cash to repay these borrowings;

•	could prevent us from making debt service payments on the notes; or

•	any of which could result in an event of default under the notes.

If the indebtedness under our Credit Facility or our other indebtedness, including the notes, were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full. See “Certain Other Indebtedness and Preferred Stock” and “Description of the Notes.”

The notes are unsecured, do not have the benefit of certain covenants and other provisions applicable to certain of our previously issued senior notes and are effectively subordinated to our secured indebtedness.

If Xerox becomes insolvent or is liquidated, or if payment under any of our secured debt obligations is accelerated, the secured lenders would be entitled to exercise the remedies available to a secured lender under applicable law and will have a claim on those assets before the holders of our senior notes that are unsecured or the notes offered under this prospectus supplement. As a result, the notes are effectively subordinated to our secured indebtedness to the extent of the value of the assets securing that indebtedness or the amount of indebtedness secured by those assets. Therefore, the holders of the notes may recover ratably less than the lenders of our secured debt in the event of our bankruptcy or liquidation. At September 30, 2009, on a pro forma basis after giving effect to the merger and related transactions as described under “Xerox and ACS Unaudited Pro Forma Condensed Combined Financial Information,” the Company and its subsidiaries would have had $10.7 billion of debt on a consolidated basis, of which $69 million would be secured debt. In addition, the indentures governing some of the senior notes contain a number of restrictive covenants that impose operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends and make other restricted payments;

•	engage in sales of assets and subsidiary stock;

•	make certain loans, acquisitions, capital expenditures or investments; and

•	enter into transactions with affiliates.

Many, though not all of these covenants are suspended while our outstanding senior notes are rated investment grade. The notes will not have the benefit of all of the provisions in our other debt agreements. The breach of any of these provisions would give the holders of the previously issued notes the right to accelerate the maturity of their notes. The holders of the notes offered by this prospectus supplement would not have the right to accelerate the maturity of the notes due to the acceleration of our other debt.

Your right to receive payments on the notes could be adversely affected if any of our subsidiaries declares bankruptcy, liquidates or reorganizes.

In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. At September 30, 2009, on a pro forma basis after giving effect to the merger as described under “Xerox and ACS Unaudited Pro Forma Condensed Combined Financial Information,” our subsidiaries had approximately $5.2 billion of outstanding indebtedness and other liabilities, including trade payables but excluding intercompany liabilities. Our subsidiaries may incur substantial additional indebtedness.

If we do not complete the acquisition of the ACS business on or prior to June 27, 2010, we will be required to redeem the notes and may not have or be able to obtain all the funds necessary to redeem the notes. In addition, if we are required to redeem the notes, you may not obtain your expected return on the notes.

We may not be able to consummate the acquisition within the timeframe specified under “Description of the Notes—Special Mandatory Redemption.” Our ability to consummate the acquisition is subject to various closing conditions, many of which are beyond our control and we may not be able to complete the acquisition. If we are not able to consummate the acquisition on or prior to June 27, 2010, or the acquisition agreement is terminated at any time prior to that date, we will be required to redeem all notes at a redemption price equal to 101% of the aggregate accreted principal amount thereof, plus accrued and unpaid interest from the date of initial issuance to but excluding the mandatory redemption date. However, there is no escrow account or security interest for the benefit of the noteholders and it is possible that we will not have sufficient financial resources available to satisfy our obligations to redeem the notes. This could be the case, for example, if we or any of our subsidiaries commence a bankruptcy or reorganization case, or such a case is commenced against us or one of our subsidiaries, before the date on which we are required to redeem the notes. In addition, even if we are able to redeem the notes pursuant to the mandatory redemption provisions you may not obtain your expected return on the notes and may not be able to reinvest the proceeds from a special mandatory redemption in an investment that results in a comparable return. Your decision to invest in the notes is made at the time of the offering of the notes. You will have no rights under the mandatory redemption provisions as long as the acquisition closes, nor will you have any right to require us to repurchase your notes if, between the closing of the notes offering and the closing of the acquisition, we experience any changes in our business or financial condition, or if the terms of the acquisition or the financing thereof change.

We may not be able to purchase your notes upon a change of control repurchase event.

Upon the occurrence of specified “change of control repurchase events,” we will be required to offer to purchase each holder’s notes at a price equal to 101% of their principal amount plus accrued and unpaid interest. We may not have sufficient financial resources to purchase all of the notes that holders tender to us upon a change of control offer. The occurrence of a change of control could also constitute an event of default under any of our future debt agreements. See “Description of the Notes—Change of Control Repurchase Event.”

Our Early Series Senior Notes, our 6.75% Senior Notes due 2017 and our Floating Rate Senior Notes due 2009 also contain change in control requirements, but they do not require that a change in control be accompanied by a debt ratings downgrade. Our 5 1/2% Senior Notes due 2012, 6.35% Senior Notes due 2018, 5.65% Senior Notes due 2013 and our 8.25% Senior Notes due 2014 have an identical provision to that described for the notes offered hereby. Xerox may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control offer or to redeem such notes. The occurrence of a change of control would also constitute an event of default under our Credit Facility and could constitute an event of default under our other indebtedness. Our bank lenders may have the right to prohibit any such purchase or redemption, in which event we would seek to obtain waivers from the required lenders under our Credit Facility and our other indebtedness, but we may not be successful in obtaining such waivers. See “Description of the Notes—Change of Control Repurchase Event.”

Active trading markets may not develop for any series of the notes.

Each series of notes are new securities for which there currently are no established markets. We do not intend to apply for the notes of any series to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. Although the underwriters have informed us that they currently intend to make a market in the notes, they are not obligated to do so and any market may be discontinued at any time without notice. Accordingly, we cannot assure you as to the development or liquidity of any market for any of the notes. See “Underwriting.”

Risks Related to Our Business

Current economic conditions and uncertain economic outlook could adversely affect our results of operations and financial condition.

The global economy is currently undergoing a period of unprecedented volatility, which has affected the demand for equipment, services and supplies. A prolonged period of economic decline could have a material adverse effect on our results of operations and financial condition and exacerbate the other risk factors we have described below. Possible effects of current and/or future adverse economic conditions on our business include: decrease in purchases or usage of our products, services and supplies by customers as increased unemployment of office workers leads to lower utilization of our equipment and reduced advertising and media spend adversely impacts the graphic arts market; reduction in purchases of products and supplies by channel partners due to their efforts to reduce inventory and conserve cash and/or their inability to obtain financing; disruption in our business due to our inability to obtain equipment, parts and supplies from our suppliers—and our suppliers from their suppliers—if marginal supply businesses fail; increase in the cost of our products acquired from Japan if the Yen strengthens against the U.S. Dollar and/or the Euro, decreasing our profit margins or forcing us to increase prices of our products, thereby making our products less affordable to customers; higher level of collection delinquencies due to insolvency of our customers or shortage of cash to support their businesses; and decrease in our ability to hedge currency exposures due to higher hedging costs because of extreme volatility of exchange rates.

We face significant competition and our failure to compete successfully could adversely affect our results of operations and financial condition.

We operate in an environment of significant competition, driven by rapid technological advances and the demands of customers to become more efficient. Our competitors range from large international companies to relatively small firms. Some of the large international companies have significant financial resources and compete with us globally to provide document processing products and services in each of the markets we serve. We compete primarily on the basis of technology, performance, price, quality, reliability, brand, distribution and customer service and support. Our success in future performance is largely dependent upon our ability to compete successfully in the markets we currently serve and to expand into additional market segments. To remain competitive, we must develop new products, services and applications and periodically enhance our existing offerings. If we are unable to compete successfully, we could lose market share and important customers to our competitors and that could materially adversely affect our results of operations and financial condition.

If we fail to successfully develop new products and technologies and protect our intellectual property rights, we may be unable to retain current customers and gain new customers and our revenues would be reduced.

The process of developing new high technology products and solutions is inherently complex and uncertain. It requires accurate anticipation of customers’ changing needs and emerging technological trends. We must make long-term investments and commit significant resources before knowing whether these investments will eventually result in products that achieve customer acceptance and generate the revenues required to provide desired returns. In developing these new technologies and products, we rely upon patent, copyright, trademark and trade secret laws in the United States and similar laws in other countries, and agreements with our employees, customers, suppliers and other parties, to establish and maintain our intellectual property rights in technology and products used in our operations. However, the laws of certain countries may not protect our proprietary rights to the same extent as the laws of the United States and we may be unable to protect our proprietary technology adequately against unauthorized third-party copying or use, which could adversely affect our competitive position. In addition, some of our products rely on technologies developed by third parties. We may not be able to obtain or to continue to obtain licenses and technologies from these third parties at all or on reasonable terms, or such third parties may demand cross-licenses to our intellectual property. It is also possible that our intellectual property rights could be challenged, invalidated or circumvented, allowing others to use our intellectual property to our competitive detriment. We also must ensure that all of our products comply with existing and newly enacted applicable regulatory requirements in the countries in which they are sold, particularly European Union environmental directives. If we fail to accurately anticipate and meet our customers’ needs through the development of new technologies and products or if we fail to adequately protect our intellectual property rights or if our new products are not widely accepted or if our current or future products fail to meet applicable worldwide regulatory requirements, we could lose market share and customers to our competitors and that could materially adversely affect our results of operations and financial condition.

Our profitability is dependent upon our ability to obtain adequate pricing for our products and to improve our cost structure.

Our success depends on our ability to obtain adequate pricing for our products and services which provides a reasonable return to our shareholders. Depending on competitive market factors, future prices we obtain for our products and services may decline from previous levels. In addition, pricing actions to offset the effect of currency devaluations may not prove sufficient to offset further devaluations or may not hold in the face of customer resistance and/or competition. If we are unable to obtain adequate pricing for our products and services, it could materially adversely affect our results of operations and financial condition.

We continually review our operations with a view towards reducing our cost structure, including but not limited to downsizing our employee base, exiting certain businesses, improving process and system efficiencies and outsourcing some internal functions. From time to time we engage in restructuring actions to reduce our cost structure. If we are unable to continue to maintain our cost base at or below the current level and maintain process and systems changes resulting from prior restructuring actions, it could materially adversely affect our results of operations and financial condition.

Our ability to sustain and improve profit margins is dependent on a number of factors, including our ability to continue to improve the cost efficiency of our operations through such programs as Lean Six Sigma, the level of pricing pressures on our products and services, the proportion of high-end as opposed to low-end equipment sales, the trend in our post-sale revenue growth and our ability to successfully complete information technology initiatives. If any of these factors adversely materialize or if we are unable to achieve productivity improvements through design efficiency, supplier and manufacturing cost improvements and information technology initiatives, our ability to offset labor cost inflation, potential materials cost increases and competitive price pressures would be impaired, all of which could materially adversely affect our results of operations and financial condition.

We have outsourced a significant portion of our overall worldwide manufacturing operations and face the risks associated with relying on third party manufacturers and external suppliers.

We have outsourced a significant portion of our overall worldwide manufacturing operations to third parties and various service providers. To the extent that we rely on third party manufacturing relationships, we face the risk that those manufacturers may not be able to develop manufacturing methods appropriate for our products, they may not be able to quickly respond to changes in customer demand for our products, they may not be able to obtain supplies and materials necessary for the manufacturing process, they may experience labor shortages and/or disruptions, manufacturing costs could be higher than planned and the reliability of our products could decline. If any of these risks were to be realized, and assuming similar third-party manufacturing relationships could not be established, we could experience interruptions in supply or increases in costs that might result in our being unable to meet customer demand for our products, damage our relationships with our customers and reduce our market share, all of which could materially adversely affect our results of operations and financial condition.

Our business, results of operations and financial condition may be negatively impacted by economic conditions abroad, including fluctuating foreign currencies and shifting regulatory schemes.

Approximately half of our revenue is generated from operations outside the United States. In addition, we manufacture or acquire many of our products and/or their components from, and maintain significant operations, outside the United States. Our future revenues, costs and results of operations could be significantly affected by changes in foreign currency exchange rates, as well as by a number of other factors, including changes in economic conditions from country to country, changes in a country’s political conditions, trade protection measures, licensing requirements, local tax issues, capitalization and other related legal matters. We generally hedge foreign currency denominated assets, liabilities and anticipated transactions primarily through the use of currency derivative contracts. The use of derivative contracts is intended to mitigate or reduce transactional level volatility in the results of foreign operations, but does not completely eliminate volatility. We do not hedge the translation effect of international revenues and expenses, which are denominated in currencies other than our U.S. parent functional currency, within our consolidated financial statements. If our future revenues, costs and results of operations are significantly affected by economic conditions abroad and we are unable to effectively hedge these risks, they could materially adversely affect our results of operations and financial condition.

Our operating results may be negatively impacted by lower equipment placements and revenue trends.

Our ability to maintain a consistent trend of revenue growth over the intermediate to longer term is largely dependent upon expansion of our worldwide equipment placements, as well as sales of services and supplies occurring after the initial equipment placement (post sale revenue) in the key growth markets of digital printing, color and multifunction systems. We expect that revenue growth can be further enhanced through our document management and consulting services in the areas of personalized and product life cycle communications, office and production services and document content and imaging. The ability to achieve growth in our equipment placements is subject to the successful implementation of our initiatives to provide advanced systems, industry-oriented global solutions and services for major customers, improve direct sales productivity and expand our indirect distribution channels in the face of global competition and pricing pressures. Our ability to increase post sale revenue is largely dependent on our ability to increase the volume of pages printed, the mix of color pages, equipment utilization and color adoption, as well as our ability to retain a high level of supplies sales in unbundled contracts. Equipment placements typically occur through leases with original terms of three to five years. There will be a lag between the increase in equipment placement and an increase in post sale revenues. The ability to grow our customers’ usage of our products may continue to be adversely impacted by the movement toward distributed printing and electronic substitutes and the impact of lower equipment placements in prior periods. If we are unable to maintain a consistent trend of revenue growth, it could materially adversely affect our results of operations and financial condition.

We need to develop and expand the use of color printing and copying.

Increasing the proportion of pages which are printed in color and transitioning color pages currently produced on offset devices to Xerox technology represent key growth opportunities. A significant part of our strategy and ultimate success in this changing market is our ability to develop and market technology that produces color prints and copies quickly, easily, with high quality and at reduced cost. Our continuing success in this strategy depends on our ability to make the investments and commit the necessary resources in this highly competitive market, as well as the pace of color adoption by our existing and prospective customers. If we are unable to develop and market advanced and competitive color technologies or the pace of color adoption by our existing and prospective customers is less than anticipated, or the price of color pages declines at a greater rate and faster pace than we anticipate, we may be unable to capture these opportunities and it could materially adversely affect our results of operations and financial condition.

Our ability to fund our customer financing activities at economically competitive levels depends on our ability to borrow and the cost of borrowing in the credit markets.

The long-term viability and profitability of our customer financing activities is dependent, in part, on our ability to borrow and the cost of borrowing in the credit markets. This ability and cost, in turn, is dependent on our credit ratings and is subject to credit market volatility. We are currently funding our customer financing activity through a combination of cash generated from operations, cash on hand, capital markets offerings, other borrowings and, to a lesser degree, third-party funding arrangements. Our ability to continue to offer customer financing and be successful in the placement of equipment with customers is largely dependent on our ability to obtain funding at a reasonable cost. If we are unable to continue to offer customer financing, it could materially adversely affect our results of operations and financial condition.

Our business, results of operations and financial condition may be negatively impacted by legal and regulatory matters.

We have various contingent liabilities that are not reflected on our balance sheet, including those arising as a result of being involved in a variety of claims, lawsuits, investigations and proceedings concerning securities law, intellectual property law, environmental law, employment law and the Employee Retirement Income Security Act (“ERISA”), as discussed in the “Contingencies” note in the Consolidated Financial Statements. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

Our operations and our products are subject to environmental regulations in each of the jurisdictions in which we conduct our business and sell our products. Some of our manufacturing operations use, and some of our products contain, substances that are regulated in various jurisdictions. For example, various countries and jurisdictions have adopted or are expected to adopt restrictions on the types and amounts of chemicals that may be present in electronic equipment or other items that we use or sell. If we do not comply with applicable rules and regulations in connection with the use of such substances and the sale of products containing such substances, then we could be subject to liability and could be prohibited from selling our products, which could have a material adverse effect on our results of operations and financial condition. Further, various countries and jurisdictions have adopted or are expected to adopt, programs that make producers of electrical goods, including computers and printers, responsible for certain labeling, collection, recycling, treatment and disposal of these recovered products. If we are unable to collect, recycle, treat and dispose of our products in a cost-effective manner and in accordance with applicable requirements, it could materially adversely affect our results of operations and financial condition. Other potentially relevant initiatives throughout the world include proposals for more extensive chemical registration requirements and/or possible bans on the use of certain chemicals, various efforts to limit energy use in products, and other environmentally related product programs. For example, the European Union’s Energy-Using Products Directive (“EUP”) is expected to lead to the adoption of “implementing measures” intended to require certain classes of products to achieve certain design and/or performance standards, in connection with energy use and potentially other environmental parameters and impacts. It is possible that some or all of our products may be required to comply with EUP implementing measures. Another example is the European Union “REACH” Regulation (Registration, Evaluation, Authorization and Restriction of Chemicals), a broad initiative that will require parties throughout the supply chain to register, assess and disclose information regarding many chemicals in their products. Depending on the types, applications, forms and uses of chemical substances in various products, REACH could lead to restrictions and/or bans on certain chemical usage. Xerox continues its efforts toward monitoring and evaluating the applicability of these and numerous other regulatory initiatives in an effort to develop compliance strategies. As these and similar initiatives and programs become regulatory requirements throughout the world and/or are adopted as public or private procurement requirements, we must comply or potentially face market access limitations that could have a material adverse affect on our operations and financial condition.

Risks Related to the Acquisition

We need to successfully execute the transition of ACS in order to realize all of the anticipated benefits from the transaction.

Our ability to realize the anticipated benefits of the ACS acquisition is subject to certain risks, including, but not limited to the risks that the future business operations of ACS will not be successful; customer retention, cost synergies and revenue expansion goals for the ACS transaction will not be met and disruptions from the ACS transaction will harm relationships with customers, employees and suppliers. If we are unable to successfully bring ACS into our operations and realize the expected benefits from the acquisition, our results of operations and cash flows could be adversely affected.

ACS will be subject to business uncertainties and contractual restrictions while the merger is pending, which may have an adverse effect on the combined company.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on ACS and consequently on Xerox. These uncertainties may impair ACS’s ability to retain and motivate key personnel until and after the merger is completed and could cause customers and others that deal with ACS to defer entering into contracts with ACS or making other decisions concerning ACS or seek to change existing business relationships with ACS. Certain of ACS’s agreements with its customers, both government and commercial, have provisions that may allow such customers to terminate the agreements if the merger is completed. If key employees depart because of uncertainty about their future roles and the potential complexities of the merger, the combined company’s business following the merger could be harmed. In addition, the Merger Agreement restricts ACS from making certain acquisitions and taking other specified actions without the consent of Xerox until the merger occurs. These restrictions may prevent ACS from pursuing attractive business opportunities that may arise prior to the completion of the merger, which could adversely affect the combined company.

Several lawsuits have been filed against ACS, members of the ACS board of directors, Xerox and Merger Sub challenging the merger, and an adverse ruling in such lawsuits could prevent the merger from becoming effective or from becoming effective within the expected timeframe.

ACS, members of the ACS board of directors, Xerox and Merger Sub are named as defendants in lawsuits brought by and on behalf of ACS stockholders challenging the proposed merger, seeking, among other things, to enjoin the defendants from completing the merger on the agreed-upon terms.

One of the conditions to the closing of the merger is that no judgment, order, injunction (whether temporary, preliminary or permanent), or decree issued by a court or other governmental entity in the United States, or in another jurisdiction outside of the United States in which ACS, Xerox or any of their subsidiaries is engaged in material business activities, that prohibits the completion of the merger shall be in effect. As such, if the plaintiffs are successful in obtaining an injunction prohibiting the defendants from completing the merger on the agreed-upon terms, then such injunction could prevent the merger from becoming effective, or from becoming effective within the expected timeframe. If we do not complete the acquisition of ACS on or prior to June 27, 2010 or the acquisition agreement is terminated at any time prior to that date, we will be required to redeem all notes at a redemption price equal to 101% of the aggregate accreted principal amount thereof, plus accrued and unpaid interest from the date of initial issuance to but excluding the mandatory redemption date. In that case, we may not have or be able to obtain all the funds necessary to redeem the notes. In addition, if we are required to redeem the notes, you may not obtain your expected return on the notes.

THE ACQUISITION

Overview

On September 27, 2009, we, Merger Sub, a wholly owned subsidiary of ours, and ACS entered into the Merger Agreement providing for the acquisition of ACS by Xerox. Subject to the terms and conditions of the Merger Agreement, which has been approved by the board of directors of each of the parties, ACS will be merged with and into Merger Sub.

As a result of the merger, each outstanding share of ACS’s Class A common stock, other than Excluded Shares, will be converted into the right to receive a combination of (i) 4.935 shares of Xerox common stock and (ii) $18.60 in cash, without interest. As a result of the merger, each outstanding share of Class B common stock of ACS, other than Excluded Shares, will be converted into the right to receive (i) 4.935 shares of Xerox common stock, (ii) $18.60 in cash, without interest and (iii) a fraction of a share of a new series of convertible preferred stock to be issued by Xerox and designated as Convertible Perpetual Preferred Stock equal to (x) 300,000 divided by (y) the number of shares of Class B common stock of ACS issued and outstanding as of the effective time of the merger. See “Certain Other Indebtedness and Preferred Stock—Description of Series A Convertible Perpetual Preferred Stock.” Upon completion of our acquisition of ACS, two series of ACS senior notes in an aggregate principal amount of $250 million each, maturing in 2010 and 2015, will remain outstanding and will be structurally senior to the notes offered hereby and all other indebtedness of Xerox Corporation to the extent of ACS’s assets.

ACS is a provider of business process outsourcing and information technology services. ACS provides non-core, mission critical services that its clients need to run their day-to-day business. ACS’s services are focused on vertical markets and centered on its clients’ needs. The services ACS provides enable its clients to concentrate on their core operations, respond to rapidly changing technologies and reduce expenses associated with their business processes and information processing. ACS supports client operations in more than 100 countries.

Acquisition Rationale

In determining to pursue the acquisition, our board of directors considered, among other things, the following positive factors relating to the merger:

•	The belief that our combination with ACS will meaningfully deliver our strategic priorities in a single transaction and better enable us to respond to both key opportunities in the services business and global growth markets and key challenges in the hardware business, such as increased competition and diminishing returns;

•	The expectation that the combination of our strengths in document technology and ACS’s expertise in process management will create a global enterprise that can provide an expanded combination of products and support services for its customers;

•	The fact that we will obtain immediate scale and capacity in business process outsourcing services;

•	The expectation that the merger will provide us with increased ability to aggressively capture global business process outsourcing growth opportunities through combined scale, scope, brand and reach;

•	The potential for significant revenue synergy opportunities through the use of each parties’ corporate relationships and customer base;

•	The potential to scale ACS services through the use of the Xerox brand name;

•	The significant potential for cost savings, and resulting increase in earnings and cash flow, through consolidated corporate governance; reduced public company costs, reduced labor, shared business process outsourcing platform costs and improved logistics and infrastructure;

•	The fact that ACS’ senior management entered into retention agreements with us to continue as employees of ours post-merger; and

•	The expectation that the merger will enhance Xerox’s strategic posture in the market and position Xerox for long-term growth, accelerated margin expansion and earnings appreciation.

For the discussion of various factors that could prohibit or limit us from realizing some or all of these benefits, see “Risk Factors.”

Merger Agreement

Conditions

The Merger Agreement provides that the consummation of the merger is subject to certain conditions, including, among others, the adoption of the Merger Agreement by ACS’s stockholders, the approval of the issuance of common stock in the merger by our stockholders, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which occurred on November 16, 2009, and the receipt of other material antitrust approvals.

Covenants

The Merger Agreement contains customary covenants, including covenants providing for each of the parties to use reasonable best efforts to cause the transaction to be consummated and not to solicit alternate transactions.

Governmental Approvals

Xerox and ACS have agreed to use their reasonable best efforts to obtain all governmental and regulatory approvals required to complete the transactions contemplated by the Merger Agreement. These approvals include approval under, or notices pursuant to, the HSR Act and the EC Merger Regulation (Regulation 139 of 2004). The waiting period under the HSR Act expired on November 16, 2009. Although not a condition to the completion of the merger, the Financial Services Authority (the “FSA”) in the United Kingdom also requires Xerox to receive prior approval for a change in control over two FSA-regulated subsidiaries of ACS. In addition, although not a condition to the completion of the merger, Xerox and ACS made the competition filing required under the laws of Brazil on October 19, 2009. Subject to the terms and conditions of the Merger Agreement, Xerox and ACS have also agreed to (i) use reasonable best efforts to resolve any objections asserted by a governmental entity with respect to the merger, defend any litigation or proceedings instituted by a governmental entity challenging the merger under applicable antitrust laws, or to have vacated any order issued enjoining the merger under applicable antitrust laws and (ii) not acquire or agree to acquire any business, person or division thereof, or assets if entry into a definitive agreement relating to or the consummation of such acquisition would be reasonably likely to result in not obtaining the necessary regulatory approvals and clearances to complete the merger.

Termination

The Merger Agreement contains certain termination rights and provides that (i) upon the termination of the Merger Agreement under specified circumstances, including a change in the recommendation of the board of ACS, ACS will owe Xerox a cash termination fee of $194 million, (ii) upon the termination of the Merger Agreement under specified circumstances, including a change in the recommendation of the board of Xerox, Xerox will owe ACS a cash termination fee of $235 million and (iii) upon the termination of the Merger Agreement due to Xerox’s failure to obtain the required stockholder approval at the Xerox stockholders’ meeting, Xerox will owe ACS a cash termination fee of $65 million, and the $235 million termination fee, if later payable by Xerox to ACS, will be reduced by the amount of any vote down fee previously paid. Xerox is also obligated to pay a cash termination fee of $323 million if the Merger Agreement is terminated because the merger is not consummated by June 27, 2010 and on such date, all closing conditions except the financing condition are satisfied.

Xerox has also agreed in a stipulation relating to lawsuits brought by and on behalf of ACS stockholders challenging Xerox’s proposed merger with ACS (the “Stipulation”) that, if the ACS board of directors determines that ACS has received a superior proposal and decides to (i) withdraw or modify or qualify (or publicly propose to withdraw or modify or qualify) in any manner adverse to Xerox its recommendation in favor of the merger or (ii) make any other public statement in connection with the stockholders meeting inconsistent with its recommendation in favor of the merger, then, at the request of the ACS board of directors, Xerox shall terminate the Merger Agreement pursuant to Section 7.01(f)(i) of the Merger Agreement. For additional information regarding the lawsuits and the Stipulation, see Note 14 of our unaudited consolidated financial statement included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and our Current Report on Form 8-K filed on November 23, 2009, each of which is incorporated herein by reference.

Voting Agreement

In connection with the execution of the Merger Agreement, Darwin Deason (the “Stockholder”), owner of 43.6% of the outstanding voting power of ACS as of September 28, 2009, entered into a Voting Agreement, dated as of September 27, 2009 (the “Voting Agreement”), with Xerox, pursuant to which, among other things, the Stockholder agreed to vote his shares in favor of the adoption of the Merger Agreement and against any takeover bid by a third party. The Stockholder’s agreement to vote his shares of ACS common stock as described above is subject to limitations if the ACS board of directors changes its recommendation with respect to the merger, in which case the Stockholder is required to vote in favor of the merger only a number of shares equal to 21.8% of the outstanding voting power of ACS, with the remaining shares, subject to the following sentence, being required to be voted proportionate to the manner in which all other shares of ACS common stock not beneficially owned by the Stockholder are voted at the special meeting to approve the Merger Agreement. If the ACS board of directors changes its recommendation with respect to the merger in connection with a financially superior takeover proposal, the Stockholder is entitled to vote the remaining shares in his sole discretion.

In the Stipulation agreed to by ACS and Xerox, Xerox agreed that, if the board of directors of ACS determines that ACS has received a superior proposal, Xerox will not enforce any provision of the voting agreement including, without limitation, Section 2.1 which obligates the Stockholder to vote any of the shares of ACS common stock covered by the Voting Agreement (a) in favor of the merger or (b) against any such superior proposal; and Xerox will release the Stockholder from the proxy granted under Section 2.3 of the Voting Agreement in the event that the ACS board of directors determines that ACS has received a superior proposal.

The Stockholder has granted an irrevocable proxy in favor of designated officers of Xerox to vote his shares of ACS common stock as required.

The Voting Agreement prohibits the Stockholder from taking various actions that could reasonably be expected to facilitate a competing takeover proposal for ACS, except that if the ACS board has determined that a competing takeover proposal could reasonably be expected to lead to a financially superior takeover proposal (i) the Stockholder is entitled to participate in discussions or negotiations regarding such takeover proposal and (ii) if the ACS board changes its recommendation of the merger in connection with such financially superior takeover proposal, the Stockholder is entitled to enter into a voting agreement or proxy with respect to the remaining shares.

The Voting Agreement will terminate on the earliest of (a) the effective time of the merger, (b) the termination of the Merger Agreement and (c) the making of any waiver, amendment or modification of the Merger Agreement or the Certificate of Amendment that (i) reduces the value or changes the type of consideration payable to holders of ACS common stock in the merger or (ii) is otherwise adverse to holders of ACS common stock.

USE OF PROCEEDS

The net proceeds of this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, are expected to be approximately $1.98 billion. We intend to use the net proceeds from this offering to repay all or a portion of ACS’s senior credit facility upon completion of the merger and any remaining amounts to fund a portion of the cash consideration for our acquisition of ACS and pay certain fees and expenses relating to the merger. Pending that application of funds, we intend to invest the proceeds from this offering in United States government obligations, bank deposits or other secure, short-term investments. At September 30, 2009, ACS had approximately $1.8 billion outstanding under its senior credit facility, approximately $1.74 billion of which bore interest of approximately 2.25% and is scheduled to mature in March 2013 and approximately $33.8 million bore interest of approximately 1.35% and is scheduled to mature in March 2012.

If we do not consummate the acquisition on or prior to June 27, 2010, or the acquisition is terminated at any time prior thereto, we must redeem the notes at a redemption price equal to 101% of the aggregate accreted principal amount of the notes, plus accrued and unpaid interest to the redemption date. See “Description of the Notes—Special Mandatory Redemption.”

RATIOS OF EARNINGS TO FIXED CHARGES

The following table shows the ratios of earnings to fixed charges of Xerox for the periods indicated.

	Nine months ended
	September 30, (1)		Year ended December 31, (2)
	2009	2008 (3)	2008 (4)	2007	2006	2005	2004

Ratio of earnings to fixed charges	1.89	—	—	3.15	2.34	2.39	2.26

(1)	Refer to Exhibit 12 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 for the computation of these ratios.

(2)	Refer to Exhibit 12 of our Annual Report on Form 10-K for the year ended December 31, 2008 for the computation of these ratios.

(3)	Earnings for the nine months ended September 30, 2008 were inadequate to cover fixed charges by $11 million.

(4)	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges by $64 million.

XEROX AND ACS UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined balance sheet assumes that the merger took place on September 30, 2009 and combines Xerox’s September 30, 2009 consolidated balance sheet with ACS’s September 30, 2009 consolidated balance sheet.

The unaudited pro forma condensed combined statement of income for the fiscal year ended December 31, 2008 assumes that the merger took place on January 1, 2008. Xerox’s audited consolidated statement of income for the fiscal year ended December 31, 2008 has been combined with ACS’s unaudited consolidated statement of income for the four fiscal quarters ended December 31, 2008. This unaudited methodology includes the last two reported quarters of ACS’s fiscal year ended June 30, 2008 and the first two reported quarters of ACS’s fiscal year ended June 30, 2009.

The unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2009 also assumes that the merger took place on January 1, 2008. Xerox’s unaudited consolidated statement of income for the nine months ended September 30, 2009 has been combined with ACS’s unaudited consolidated statement of income for the three fiscal quarters ended September 30, 2009. This unaudited methodology includes the last two reported quarters of ACS’s fiscal year ended June 30, 2009 and the first reported quarter of ACS’s fiscal year ending June 30, 2010.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the following historical consolidated financial statements and accompanying notes of Xerox and ACS for the applicable periods, which are incorporated by reference in this prospectus supplement:

•	Separate historical financial statements of Xerox as of and for the year ended December 31, 2008 and the related notes included in Xerox’s Annual Report on Form 10-K for the year ended December 31, 2008;

•	Separate historical financial statements of ACS as of and for the year ended June 30, 2009 and the related notes included in Xerox’s Current Report on Form 8-K filed on December 1, 2009;

•	Separate historical financial statements of Xerox as of and for the nine months ended September 30, 2009 and the related notes included in Xerox’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009; and

•	Separate historical financial statements of ACS as of and for the three months ended September 30, 2009 and the related notes included in Xerox’s Current Report on Form 8-K filed on December 1, 2009.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. There were no material transactions between Xerox and ACS during the periods presented in the unaudited pro forma condensed combined financial statements that would need to be eliminated.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under existing U.S. generally accepted accounting principles, or GAAP standards, which are subject to change and interpretation. Xerox has been treated as the acquiror in the merger for accounting purposes. The acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates (for example estimates as to value of acquired property, equipment and software as well as intangible assets) and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger or the costs to combine the operations of Xerox and ACS or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

Xerox Corporation and Affiliated Computer Services, Inc.

Unaudited Pro Forma Condensed Combined Statements of Income
Year Ended December 31, 2008

			Pro Forma		Pro Forma
(In millions, except per share data)	Xerox	ACS	Adjustments		Combined

Revenues
Sales	$8,325	$295	$—		$8,620
Service, outsourcing and rentals	8,485	6,078	(40	)(A)	14,523
Finance income	798	—	—		798

Total Revenues	17,608	6,373	(40)		23,941

Costs and Expenses
Cost of sales	5,519	292	—		5,811
Cost of service, outsourcing and rentals	4,929	4,906	(36	)(B)	9,799
Equipment financing interest	305	—	—		305
Research, development and engineering expenses	884	—	—		884
Selling, administrative and general expenses	4,534	427	—		4,961
Restructuring and asset impairment charges	429	17	—		446
Other expenses, net	1,087	194	345	(C)	1,626

Total Costs and Expenses	17,687	5,836	309		23,832

Income (Loss) before Income Taxes & Equity Income	(79)	537	(349)		109
Income tax expense (benefit)	(231)	196	(133	)(D)	(168)
Equity in net income of unconsolidated affiliates	113	—	—		113

Net Income	265	341	(216)		390
Less: Net Income attributable to noncontrolling interests	35	—	—		35

Net Income Attributable to Xerox Corporation	$230	$341	$(216)		$355

Basic Earnings per Share	$0.26	$3.52		(E)	$0.24
Diluted Earnings per Share	$0.26	$3.49		(E)	$0.24
Basic—Weighted-Average Shares	885	97			1,367
Diluted—Weighted-Average Shares	896	98			1,397

See the accompanying notes to the unaudited pro forma condensed combined financial statements which are an integral part of these statements. The pro forma adjustments are explained in Note 6—Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income.

Xerox Corporation and Affiliated Computer Services, Inc.

Unaudited Pro Forma Condensed Combined Statements of Income
Nine Months Ended September 30, 2009

			Pro Forma		Pro Forma
(In millions, except per share data)	Xerox	ACS	Adjustments		Combined

Revenues
Sales	$4,651	$332	$—		$4,983
Service, outsourcing and rentals	5,773	4,651	(12	)(A)	10,412
Finance income	536	—	—		536

Total Revenues	10,960	4,983	(12)		15,931

Costs and Expenses
Cost of sales	3,100	328	—		3,428
Cost of service, outsourcing and rentals	3,313	3,731	(34	)(B)	7,010
Equipment financing interest	204	—	—		204
Research, development and engineering expenses	615	—	—		615
Selling, administrative and general expenses	3,024	391	—		3,415
Restructuring and asset impairment charges	(5)	5	—		—
Other expenses, net	276	127	253	(C)	656

Total Costs and Expenses	10,527	4,582	219		15,328

Income before Income Taxes & Equity Income	433	401	(231)		603
Income tax expense	122	141	(88	)(D)	175
Equity in net income of unconsolidated affiliates	14	—	—		14

Net Income	325	260	(143)		442
Less: Net Income attributable to noncontrolling interests	20	—	—		20

Net Income Attributable to Xerox Corporation	$305	$260	$(143)		$422

Basic Earnings per Share	$0.35	$2.66		(E)	$0.30
Diluted Earnings per Share	$0.35	$2.65		(E)	$0.29
Basic—Weighted-Average Shares	870	98			1,351
Diluted—Weighted-Average Shares	875	98			1,377

See the accompanying notes to the unaudited pro forma condensed combined financial statements which are an integral part of these statements. The pro forma adjustments are explained in Note 6—Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income.

Xerox Corporation and Affiliated Computer Services, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheets
September 30, 2009

			Pro Forma		Pro Forma
(In millions)	Xerox	ACS	Adjustments		Combined

Assets
Cash and cash equivalents	$1,159	$559	$(1,109	)(A)	$609
Accounts receivable, net	1,863	1,524	—		3,387
Billed portion of finance receivables, net	256	—	—		256
Finance receivables, net	2,386	—	—		2,386
Inventories	1,069	22	—		1,091
Other current assets	707	129	(56	)(B)	780

Total current assets	7,440	2,234	(1,165)		8,509
Finance receivables due after one year, net	4,381	—	—		4,381
Equipment on operating leases, net	550	—	—		550
Land, buildings and equipment, net	1,351	570	—		1,921
Investments in affiliates, at equity	1,051	—	—		1,051
Intangible assets, net	609	301	3,169	(C)	4,079
Goodwill	3,405	2,897	1,147	(D)	7,449
Deferred tax assets, long-term	1,673	(479)	(654	)(E)	540
Other long-term assets	1,293	751	(197	)(F)	1,847

Total Assets	$21,753	$6,274	$2,300		$30,327

Liabilities and Equity
Short-term debt and current portion of long-term debt	$1,149	$293	$(17	)(G)	$1,425
Accounts payable	1,292	220	—		1,512
Accrued compensation and benefits costs	616	166	—		782
Other current liabilities	1,373	577	(132	)(H)	1,818

Total current liabilities	4,430	1,256	(149)		5,537
Long-term debt	6,297	2,030	942	(G)	9,269
Liability to subsidiary trust issuing preferred securities	649	—	—		649
Pension and other benefit liabilities	1,870	107	—		1,977
Post-retirement medical benefits	873	—	—		873
Other long-term liabilities	603	178	(21	)(I)	760

Total Liabilities	14,722	3,571	772		19,065

Series A convertible preferred stock	—	—	299	(J)	299

Common stock	870	1	481	(K)	1,352
Additional paid-in-capital	2,463	1,737	1,791	(L)	5,991
Treasury stock, at cost	—	(1,056)	1,056	(M)	—
Retained earnings	5,532	2,061	(2,139	)(N)	5,454
Accumulated other comprehensive loss	(1,967)	(40)	40	(O)	(1,967)

Xerox Shareholders’ Equity	6,898	2,703	1,229		10,830
Noncontrolling Interests	133	—	—		133

Total Equity	7,031	2,703	1,229		10,963

Total Liabilities and Equity	$21,753	$6,274	$2,300		$30,327

See the accompanying notes to the unaudited pro forma condensed combined financial statements which are an integral part of these statements. The pro forma adjustments are explained in Note 7—Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Description of Transaction

On September 27, 2009, Xerox and ACS entered into the Merger Agreement, pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, ACS will become a wholly-owned subsidiary of Xerox. Upon completion of the merger, each share of ACS Class A and Class B common stock issued and outstanding will be converted into the right to receive a combination of 4.935 shares of Xerox common stock and $18.60 in cash, without interest. In addition, the holders of Class B common stock will be entitled to receive shares of Xerox Convertible Preferred Stock (see below for description). The transaction is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

ACS stock options, other than ACS stock options issued in August 2009, whether or not then vested and exercisable, will become fully vested and exercisable and assumed by Xerox at the effective time of the merger in accordance with preexisting change-in-control provisions. Each assumed option will be exercisable for Xerox common stock equal to the product of the number of shares of ACS Class A common stock that were subject to the ACS stock option immediately prior to the effective time of the merger multiplied by (i) the sum of (A) 4.935 and (B) the cash consideration of $18.60 divided by (ii) the per share closing price for Xerox common stock on the last trading day before the closing of this merger—such ratio the “Option Exchange Ratio.” The per share exercise price for the shares of Xerox common stock issuable upon exercise of the assumed ACS stock options will be equal to the quotient determined by dividing the exercise price per share of ACS Class A common stock of the ACS stock option by the Option Exchange Ratio.

ACS stock options issued in August 2009 will continue to vest and become exercisable for Xerox common stock according to their original terms. The estimated fair value of the new Xerox stock options will be recorded to compensation cost over the future vesting period. No adjustment to the unaudited pro forma condensed statements of income were made related to stock-based compensation since it is not anticipated that the stock-based compensation expense for ACS employees after the completion of the merger will be materially different than the amounts already included in ACS’s historical statements of income.

In connection with the merger, Xerox will issue shares of Xerox Convertible Preferred Stock with an aggregate liquidation preference of $300 million to the holders of ACS Class B common stock. The Xerox Convertible Preferred Stock will pay quarterly cash dividends at a rate of 8 percent per year and will have a liquidation preference of $1,000 per share. Each share of Xerox Convertible Preferred Stock will be convertible at any time, at the option of the holder, into 89.8876 shares of common stock (which reflects an initial conversion price of approximately $11.125 per share of common stock, which is a 25% premium over $8.90, which was the average closing price of Xerox common stock over the 7-trading day period ended on September 14, 2009, and the number used for calculating the exchange ratio in the Merger Agreement), subject to customary anti-dilution adjustments. On or after the fifth anniversary of the issue date, Xerox will have the right to cause, under certain circumstances, any or all of the Xerox Convertible Preferred Stock to be converted into shares of Xerox common stock at the then applicable conversion rate. The holders of Xerox Convertible Preferred Stock will also be able to convert upon a change in control at the applicable conversion rate plus an additional number of shares determined by reference to the price paid for Xerox common stock upon a change in control. In addition, upon the occurrence of certain fundamental change events, including a future change in control of Xerox or if Xerox common stock ceases to be listed on a national securities exchange, the holders of Xerox Convertible Preferred Stock will have the right to require Xerox to redeem any or all of the Xerox Convertible Preferred Stock in cash at a redemption price per share equal to the liquidation preference and any accrued and unpaid dividends to, but not including the redemption date. The Xerox Convertible Preferred Stock is classified as temporary equity (i.e., apart from permanent equity) as a result of the contingent redemption feature.

The merger is subject to both Xerox and ACS stockholder approvals, governmental and regulatory approvals, the satisfaction of certain conditions related to the debt financing for the transaction, and other usual and customary closing conditions. The merger is expected to be completed in the first calendar quarter of 2010.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial statements of Xerox and ACS. For ease of reference, all pro forma statements use Xerox’s period end dates and ACS’s reported information has been recasted accordingly to correspond to Xerox’s period end dates by adding ACS’s comparable quarterly periods as necessary. In addition, certain reclassifications have been made to the historical financial statements of ACS to conform with Xerox’s presentation, primarily related to the presentation of revenues; selling, administrative and general (SAG) expenses, software and intangible assets.

The acquisition method of accounting is based on Accounting Standards Codification (ASC) Topic 805, Business Combinations, which Xerox adopted on January 1, 2009 and uses the fair value concepts defined in ASC Topic 820, Fair Value Measurements and Disclosures, which Xerox has adopted as required.

ASC Topic 805, requires, among other things, that most assets acquired and liabilities acquired be recognized at their fair values as of the acquisition date. Financial statements of Xerox issued after completion of the merger will reflect such fair values, measured as of the acquisition date, which may be different than the estimated fair values included in these unaudited pro forma condensed combined financial statements. The financial statements of Xerox issued after the completion of the merger will not be retroactively restated to reflect the historical financial position or results of operations of ACS. In addition, ASC Topic 805 establishes that the consideration transferred be measured at the closing date of the merger at the then-current market price, which will likely result in a per share equity component that is different from the amount assumed in these unaudited pro forma condensed combined financial statements.

ASC Topic 820, defines the term “fair value” and sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be unrelated (to Xerox) buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, Xerox may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect Xerox’s intended use of those assets. Many of these fair value measurements can be highly subjective and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under ASC Topic 805, acquisition-related transaction costs (i.e., advisory, legal, valuation, other professional fees, etc.) and certain acquisition-related restructuring charges impacting the target company are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Total advisory, legal, regulatory and valuation costs expected to be incurred by Xerox are estimated to be approximately $75 million, of which $9 million was expensed in the nine months ended September 30, 2009. In addition, Xerox expects to incur fees of approximately $60 million associated with a $3.0 billion bridge facility, as described in Xerox’s Current Report on Form 8-K filed on September 28, 2009. The unaudited pro forma condensed combined balance sheet also reflects anticipated acquisition-related transaction costs to be incurred by ACS, which are estimated to be approximately $65 million, as an assumed liability to be paid in connection with the closing of the merger (of which $7 million was incurred in the nine months ended September 30, 2009). The unaudited pro forma condensed combined financial statements do not reflect restructuring charges expected to be incurred in connection with the merger, but these charges are expected to be in the range of approximately $50 million to $75 million cumulatively over three years.

3.	Accounting Policies

Upon completion of the merger, Xerox will perform a detailed review of ACS’s accounting policies. As a result of that review, Xerox may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements. At this time, Xerox is not aware of any differences that would have a material impact on the combined financial statements. The unaudited pro forma condensed combined financial statements do not assume any differences in accounting policies.

4.	Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of consideration expected to be transferred to effect the acquisition of ACS:

	Conversion	Estimated
(In millions, except per share amounts)	Calculation	Fair Value	Form of Consideration

Number of shares of ACS Class A shares issued and outstanding as of September 30, 2009	91.0
Number of shares of ACS Class B shares issued and outstanding as of September 30, 2009	6.6

Total number of ACS shares issued and outstanding	97.6

Multiplied by Xerox’s share price as of November 24, 2009
($7.92) multiplied by the exchange ratio of 4.935	$39.09	$3,817	Xerox common stock

Multiplied by cash consideration per common share outstanding	$18.60	$1,816	Cash

Number of ACS stock options vested and unvested as of September 30, 2009 expected to be assumed in exchange for a Xerox equivalent stock option	14.3
Multiplied by the Option Exchange Ratio	7.283

Number of Xerox equivalent stock options	104.1

Fair value of Xerox equivalent stock options(1)	$1.90	$198	Xerox stock options

Estimated fair value of Xerox Series A Convertible Perpetual Preferred stock issued to ACS Class B Shareholder		$300	Xerox preferred stock

Estimate of consideration expected to be transferred(2)		$6,131

(1)	The fair value of the Xerox equivalent stock option was estimated as of November 24, 2009 using the Black-Scholes valuation model utilizing the assumptions noted below. The expected volatility of the Xerox stock price is based on the average historical volatility over the expected term based on daily closing stock prices. The expected term of the option is based on ACS historical employee stock option exercise behavior as well as the remaining contractual exercise term. The stock price volatility and expected term are based on Xerox’s best estimates at this time, both of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the total consideration that will be recorded at the effective time of the merger.

Xerox believes that the fair value of the Xerox stock options that will be issued to the holders of the ACS stock options approximates the fair value of ACS stock options. Accordingly, the fair value of the converted stock options was recognized as a component of the purchase price and no additional amounts have been reflected as compensation expense. Xerox will also recalculate the fair values of the ACS stock options and the converted options as of the closing date, to determine the fair value amounts, if any, to be recorded as compensation expense.

Assumptions used for the valuation of Xerox stock options:

Stock price	$7.92
Strike price	$6.65
Expected volatility	50%
Risk-free interest rate	0.21%
Expected term	0.75 years
Black-Scholes value per option	$1.90

(2)	The estimated consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the merger is completed. In accordance with ASC Topic 805, the fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the merger at the then-current market price. This requirement will likely result in a per share equity component different from the $39.09 assumed in these unaudited pro forma condensed combined financial statements and that difference may be material. Xerox believes that an increase or decrease by as much as 20% in the Xerox common stock price on the closing date of the merger from the common stock price assumed in these unaudited pro forma condensed combined financial statements is reasonably possible based upon the recent history of Xerox common stock price. A change of this magnitude would increase or decrease the consideration expected to be transferred by about $850 million, which would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease to goodwill.

5.	Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Xerox in the merger, reconciled to the estimate of consideration expected to be transferred:

(In millions)

Book value of net assets acquired September 30, 2009	$2,703
Less: ACS historical goodwill	(2,897)
Less: ACS historical intangible assets	(301)
Less: ACS historical deferred customer contract costs(1)	(166)

Adjusted book value of net assets acquired	$(661)

Adjustments to:
Property, equipment and software	—
Identifiable intangible assets	3,470
Unearned revenue	138
Contingent consideration (prior ACS acquisitions)	(10)
Other liabilities—Change-in-control /expenses	(130)
Debt	(17)
Taxes	(703)
Contingencies	—
Goodwill	4,044

Total adjustments	$6,792

Estimate of consideration expected to be transferred	$6,131

(1)	Included in Other long-term assets.

The purchase price allocation for the purposes of these unaudited pro forma condensed combined financial statements was primarily limited to the identification and valuation of intangible assets. Xerox believes this was an appropriate approach based on a review of similar type acquisitions which appeared to indicate that the most significant and material portion of the purchase price would be allocated to identifiable intangible assets.

The following is a discussion of the adjustments made to ACS’s assets and liabilities in connection with the preparation of these unaudited pro forma condensed combined financial statements:

Property, equipment and software: As of the effective time of the merger, property, equipment and software is required to be measured at fair value, unless those assets are classified as held-for-sale on the acquisition date. The acquired assets can include assets that are not intended to be used or sold, or that are intended to be used in a manner other than their highest and best use. Xerox does not have sufficient information at this time as to the specific types, nature, age, condition or location of these assets. In addition, more information is needed regarding the nature and types of computer equipment and software, which is the majority of ACS’s property, equipment and software balance, in order to assess these assets against current technology products, costs and values. Accordingly, for purposes of these unaudited pro forma condensed combined financial statements, Xerox believes that the current ACS book values for these assets (Total as of September 30, 2009 of $979 million—$570 million for property and equipment and $409 million for software, which was reclassified to Other long-term assets to conform to Xerox presentation) represent the best estimates of fair value. This estimate of fair value is preliminary and subject to change and could vary materially from the actual adjustment on the closing date. For each $100 million of fair value adjustment (approximately 10% of the current book value) that changes property, equipment and software, there could be an annual change in depreciation and amortization expense—increase or decrease—of approximately $25 million ($6 million per quarter), assuming a weighted-average useful life of 4 years.

Intangible assets: As of the effective time of the merger, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used and be used in a manner that represents their highest and best use. Based on internal assessments as well as discussions with ACS and our external third party valuation advisors, Xerox identified the following significant intangible assets: customer relationships/contracts, the ACS tradename and title plant.

The fair value of these intangible assets is normally determined primarily through the use of the “income approach,” which requires an estimate or forecast of all the expected future cash flows either through the use of either the multi-period excess earnings method or relief-from-royalty method.

At this time, Xerox does not have sufficient information as to the amount, timing and risk of the estimated future cash flows needed to value the customer relationship/contracts, the ACS tradename and the title plant. Some of the more significant assumptions inherent in the development of estimated cash flows, from the perspective of a market participant, include: the amount and timing of projected future cash flows (including revenue, cost of revenue, sales and marketing expenses and working capital/contributory asset charges) and the discount rate selected to measure the risks inherent in the future cash flows. However, for purposes of these unaudited pro forma condensed combined financial statements, using currently available information, such as ACS’s historical and projected revenues, customer attrition rates, cost structure, and certain other high-level assumptions, the fair value of the customer relationship/contracts and the ACS tradename were estimated by our external third party valuation advisors and reviewed by Xerox management and were as follows: Customer relationships/contracts—$3.1 billion with a weighted average useful life of 11 years; and the ACS tradename—$300 million with a weighted average useful life of 5 years.

An amount of $15 million with a weighted average useful life of 5 years was also included in the adjustment for identifiable intangible assets to cover additional acquired intangible assets including non-compete agreements, other tradenames, copyrights and patents. Since Xerox has limited information at this time to value all of these intangible assets, the estimated fair values were based primarily on ACS’s current book values and recent acquisitions involving similar intangible assets.

The following table is a summary of the fair value estimates of the identifiable intangible assets and their weighted average useful lives used for purposes of these unaudited pro forma condensed combined financial statements:

	Estimated	Estimated
(In millions)	Fair Value	Useful Life

Customer relationships/contracts	$3,100	11
ACS tradename	300	5
Other intangible assets	15	5
Title Plant and other indefinite-lived assets	55	N/A

Total identifiable intangible assets	$3,470

These preliminary estimates of fair value and weighted-average useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. Once Xerox and our third party valuation advisors have full access to the specifics of the ACS’s intangible assets, additional insight will be gained that could impact: (i) the estimated total value assigned to intangible assets, (ii) the estimated allocation of value between finite-lived and indefinite-lived intangible assets and/or (iii) the estimated weighted-average useful life of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to us only upon access to additional information and/or by changes in such factors that may occur prior to the effective time of the merger. For each $100 million change in the fair value of identifiable intangible assets, there could be an annual change in amortization expense—increase or decrease—of approximately $10 million ($2.5 million per quarter), assuming a weighted-average useful life of 10 years.

Unearned revenue: Deferred revenue in the context of a business combination represents an obligation to provide future products or services to a customer when payment for such products or services has been made prior to the products being delivered or services being rendered. A certain portion of ACS’s unearned revenue is for services already rendered and therefore no future obligation to provide services remains. The payments from customers were normally for up-front transition and set-up services and were deferred due to the revenue recognition requirements for up-front payments. Accordingly, Xerox adjusted the balance of unearned revenue by $138 million for the estimated portion of unearned revenue for which no future service obligation exists. No adjustment was made for the remaining portion of unearned revenue as it was determined to be a reasonable estimate of the fair value for the remaining service obligation.

Contingent consideration: Although there is no contingent consideration associated with this merger, ACS is obligated to make certain contingent payments in connection with prior acquisitions upon satisfaction of certain contractual criteria. As of the effective time of the merger, contingent consideration obligations must be recorded at their respective fair value. As of September 30, 2009, the maximum aggregate amount of ACS’s outstanding contingent obligations to former shareholders of acquired entities is approximately $46 million. The fair value of this obligation was estimated to be $10 million for purposes of these unaudited pro forma condensed combined financial statements.

Other liabilities: This adjustment represents ACS liabilities assumed by Xerox as required by the terms of the merger. The assumed liabilities include payments due under contractual change-in-control provisions in employment agreements of certain ACS employees of approximately $80 million as well as ACS’s costs associated with the merger of approximately $65 million. As of September 30, 2009, ACS had accrued $11 million related to change-in-control agreements and $7 million for merger related costs. These amounts are preliminary estimates and will likely change once the underlying calculations are finalized.

Debt: As of the effective time of the merger, debt is required to be measured at fair value. A portion of ACS’s debt will be repaid at the effective time of the merger—$1,771 million at September 30, 2009—together with related interest rate swaps—$33 million liability at September 30, 2009. Accordingly, Xerox only calculated a fair value adjustment to ACS’s remaining debt of $500 million based on ACS’s filings with the SEC and believes the pro forma fair value adjustment amount of $(4) million to be reasonable. As a result of the debt repayment and fair value adjustment, ACS’s deferred debt issue costs of $21 million were written off and are netted against the fair value adjustment in the table above.

Deferred taxes: As of the effective time of the merger, Xerox will provide deferred taxes and other tax adjustments as part of the accounting for the acquisition, primarily related to the estimated fair value adjustments for acquired intangibles. The $703 million adjustment included in the table reflects the summation of those adjustments—see Note 7 Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, item (E) for details regarding the adjustment to taxes.

Contingencies: As of the effective time of the merger, except as specifically excluded by GAAP, contingencies are required to be measured at fair value, if the acquisition-date fair value of the asset or liability arising from a contingency can be determined. If the acquisition-date fair value of the asset or liability cannot be determined, the asset or liability would be recognized at the acquisition date if both of the following criteria were met: (i) it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (ii) the amount of the asset or liability can be reasonably estimated. These criteria are to be applied using the guidance in ASC Topic 405, Contingencies. As disclosed in ACS’s consolidated financial statements as of and for the three months ended September 30, 2009 and the related notes, which are incorporated by reference into this prospectus supplement, ACS is involved in various legal proceedings, including an SEC investigation. However, Xerox does not have sufficient information at this time to evaluate if the fair value of these contingencies can be determined and, if determinable, to value them under a fair value standard. A fair valuation effort would require intimate knowledge of complex legal matters and associated defense strategies, which cannot occur prior to the closing date. As required, ACS currently accounts for these contingencies under ASC Topic 405. If fair value cannot be determined for ACS’s contingencies, the combined company would continue to account for the ACS contingencies using ASC Topic 405. Since ACS’s management, unlike Xerox’s management, has full and complete access to relevant information about these contingencies, Xerox believes that it has no basis for modifying ACS’s current application of these standards. So, for the purpose of these unaudited pro forma condensed combined financial statements, Xerox has not adjusted the ACS book values for contingencies. This approach is preliminary and subject to change.

In addition, as disclosed in ACS’s 2009 consolidated financial statements as of and for the three months ended September 30, 2009 and the related notes, which are incorporated by reference into this prospectus supplement, ACS has recorded provisions for uncertain tax positions. Income taxes are exceptions to both the recognition and fair value measurement principles of ASC Topic 805. As such, the combined company would continue to account for the ACS uncertain tax positions using ASC Topic 740, Income Taxes. Since ACS management, unlike Xerox management, has full and complete access to relevant information about these tax positions, Xerox believes that it has no basis for modifying ACS’s current application of these standards. Accordingly, for the purpose of these unaudited pro forma condensed combined financial statements, Xerox has not adjusted the ACS book values for uncertain tax positions. This assessment is preliminary and subject to change.

Other Assets/Liabilities: Adjustments to ACS’s remaining assets and liabilities may also be necessary, however at this time Xerox has limited knowledge as to the specific details and nature of those assets and liabilities necessary in order to make adjustments to those values. However, since the majority of the remaining assets and liabilities are current assets and liabilities, Xerox believes that the current ACS book values for these assets represent reasonable estimates of fair value or net realizable value, as applicable. Xerox does not anticipate that the actual adjustments for these assets and liabilities on the closing date will be materially different.

Goodwill: Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized but rather subject to an annual fair value impairment test.

6.  Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income:

(A) Reflects adjustments for the following (in millions):

	Year Ended	Nine Months Ended
	December 31,	September 30,
	2008	2009

Reduction in revenue related to the write-off of deferred revenue for which no future service obligation remains(1)	$(55)	$(24)
Reversal of amortization for certain ACS deferred charges, including contract inducements costs, that will be written-off at the consummation of the acquisition	15	12

Total	$(40)	$(12)

(1)	See note (H) in Note 7—Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets for the estimated reduction to ACS’s historical deferred revenue. After the completion of the merger Xerox’s revenue will reflect the decreased valuation of ACS’s deferred revenue. Although long-term there will be no continuing impact on the combined operating results, the majority of this deferred revenue would have been recognized by ACS in the next two years. To show the anticipated effect on the combined operating results after the completion of the merger, the historical unaudited pro forma condensed statements of income were adjusted to reflect the decrease in ACS’s deferred revenue.

(B)	Reversal of amortization for certain ACS deferred charges, including customer contract costs, that will be written-off at the consummation of the acquisition.

(C)	The pro forma adjustment to other expenses, net primarily reflects additional intangible asset amortization and the interest expense related to the senior unsecured notes Xerox expects to issue and $750 million of additional borrowings under our existing revolving credit facility. The components of the adjustments to other expenses, net are as follows (in millions):

	Year Ended	Nine Months Ended
	December 31,	September 30,
	2008	2009

New intangible asset amortization(1)	$345	$259
Eliminate ACS’s historical intangible asset amortization expense	(48)	(35)
Interest expense on new debt issuances used to partially finance the merger(2)	136	102
Amortization of: (i) deferred financing fees related to new debt issuances; and (ii) the estimated fair value adjustment for ACS’s debt that will not be repaid	13	10
Historical interest cost—debt to be repaid	(109)	(61)
Amortization of deferred financing fees—debt to be repaid	(9)	(7)
Forgone interest income from lower cash balances used to partially fund the merger	17	12
To eliminate change in control payments accrued in the nine months ended September 30, 2009, which are directly attributable to the announcement of the merger that are not expected to have a continuing impact on the combined entity’s results	—	(11)
To eliminate acquisition related transaction costs including advisory and legal fees incurred in the nine months ended September 30, 2009, which are directly attributable to the pending merger, but which are not expected to have a continuing impact on the combined entity’s results	—	(16)

Total	$345	$253

(1)	For estimated intangible asset values and the estimated associated useful lives, see note (C) in Note 7—Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets.

(2)	For the anticipated new borrowings that will be used to partially finance the merger, see note (G) in Note 7—Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets. An increase or decrease of 0.25% to the assumed blended average interest rate of 5.5% would change interest expense by approximately $5 million per year.

(D)	This represents the tax effect of adjustments to income before income taxes and equity income primarily related to the expense associated with incremental debt to partially finance the merger and increased amortization resulting from estimated fair value adjustments for acquired intangibles. Xerox has assumed a 38% blended tax rate representing the estimated combined effective U.S. federal and state statutory rates. This estimated blended tax rate recognizes that ACS is predominately a U.S. based entity and that the debt incurred by Xerox to effect the merger will be an obligation of a U.S. entity. However, the effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-acquisition activities.

(E)	The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the combined basic and diluted weighted-average shares. The historical basic and diluted weighted average shares of ACS are assumed to be replaced by the shares expected to be issued by Xerox to effect the merger. For purposes of the unaudited pro forma condensed combined diluted earnings per share calculations, net income available to common shareholders reflects net income less dividends on the Series A convertible preferred stock of $24 million per year. The shares associated with the Series A convertible preferred stock were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.

The unaudited pro forma condensed combined financial statements do not reflect revenue synergies or the expected realization in three years of annual pre-tax cost savings of $300 to $400 million. Although Xerox management expects that cost savings will result from the merger, there can be no assurance that these cost savings will be achieved. The unaudited pro forma condensed financial statements also do not reflect estimated restructuring charges associated with the expected cost savings, which could be in the range of approximately $50 to $75 million and will be expensed as incurred.

7.  Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets:

(A) The sources and uses of funds relating to the proposed merger transaction are as follows:

(In millions)

Sources:
Expected new senior unsecured notes(1)	$1,950
Borrowings under our existing revolving credit facility at an assumed current rate of 3.75%(1)	750

Total sources	$2,700

Uses:
Repayment of ACS’s debt(1)	$(1,771)
Cash consideration to shareholders of ACS common stock at $18.60 per share	(1,816)
Estimated remaining Xerox and ACS acquisition related transaction costs including certain costs related to the bridge term facility which Xerox does not expect to utilize (excludes $11 million of fees paid as of September 30, 2009 related to the bridge term facility)(2)	(189)
Payment upon termination of ACS interest rate swaps in conjunction with the closing of the merger	(33)

Total uses	$(3,809)

Net effect on cash	$(1,109)

(1)	See (G) below for a description of the transaction financing.

(2)	The unaudited condensed combined pro forma balance sheet assumes that the estimated remaining transaction costs of $189 million will be paid in conjunction with the closing of the merger.

(B)	Reflects adjustments for the following:

(In millions)

Net change to current deferred tax assets(1)	$(49)
Represents the write-off of the current portion of ACS’s unamortized debt issuance costs(2)	(7)

Total	$(56)

(1)	See (E) below for long-term deferred tax assets.

(2)	See (F) and (G) below.

(C)	As of the effective time of the merger, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used and that all assets will be used in a manner that represents the highest and best use of those assets. The pro forma adjustments to intangible assets, net reflect the following:

(In millions)

To record the estimated fair value of the following identifiable intangible assets:
Customer relationships—estimated 11 year weighted average useful life	$3,100
Tradenames and other intangibles—estimated 5 year weighted average useful life	315
Title plant and tradename—non-amortizable as indefinite-lived	55
Eliminate ACS’s historical intangible assets	(301)

Total	$3,169

(D) Reflects adjustments for the following:

(In millions)

Estimated transaction goodwill	$4,044
Eliminate ACS’s historical goodwill	(2,897)

Total	$1,147

(E) Reflects adjustments for the following:(1)

(In millions)

Establish deferred tax liability for the increase in the basis of identified acquired intangible assets(2)	$(1,149)
Elimination of ACS’s previous deferred tax liability associated with historical goodwill	449
Reduce deferred tax assets related to the write-off of deferred revenue for which no future service obligation remains(3)	(52)
Establish deferred tax asset for contingent consideration related to previous ACS asset acquisitions(3)	4
Increase in deferred tax assets for the accelerated vesting of certain ACS nonqualified stock options(4)	37
Reduction of income taxes related to the write-off of ACS’s unamortized debt issuance costs(5)	8

Total change in deferred tax assets	$(703)

Total change from the unaudited historical balance sheet:
Net change in current portion of deferred tax assets—see (B) above	$(49)
Net change in long-term portion of deferred tax assets	(654)

Total	$(703)

(1)	Given that ACS is predominately a U.S. based entity, Xerox has assumed a blended 38% tax rate representing the estimated combined effective U.S. federal and state statutory rates. However, the effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-acquisition activities.

(2)	See (C) above for identified intangible assets.

(3)	See (H) and (I) below for adjustments to underlying liability that was tax effected.

(4)	See additional paid-in-capital at (L) below.

(5)	See (B) above and (F) below for the write-off of certain unamortized debt issuance costs.

(F) Reflects adjustments for the following:

(In millions)

Write-off of certain ACS deferred customer costs including contract inducements and contract set-up and transition costs	$(166)
Deferral of costs associated with new debt issued in connection with the merger(1)	19
Write-off the long-term portion of ACS’s unamortized debt issuance costs(2)	(14)
Write-off the unamortized deferred issuance costs related to the bridge term facility	(36)

Total	$(197)

(1)	Deferred debt issuance costs expected to be amortized over the term of the associated new debt. See (G) below.

(2)	See (B) and (E) above and (G) below.

(G) Reflects adjustments for the following:

(In millions)

New borrowings:
Expected new senior unsecured notes(1)(2)	$1,950
Borrowings under our existing revolving credit facility at an assumed current rate of 3.75%(2)	750

Total	$2,700

Repayments:
ACS Term Loan Facility due March 2013	$(1,737)
ACS Revolving Facility due March 2012	(34)

Total repayments:(2)	(1,771)
Estimated fair market value adjustment for the assumed ACS debt that will not be repaid in conjunction with the merger	(4)

Total repayments and fair market value adjustments	(1,775)

Net change in debt	$925

Total change from the unaudited historical balance sheet:
Current debt portion	$(17)
Long-term debt portion	942

Total	$925

(1)	See note (C) in Note 6—Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income for the estimated interest expense on the expected new senior unsecured notes based on an assumed blended average interest rate of 5.5%.

(2)	The cash portion of the acquisition, as well as the repayment of approximately $1.8 billion of ACS’s assumed debt is expected to be funded through a combination of cash on hand, additional borrowings under our existing credit facility and the issuance of unsecured senior notes. We have received commitments from several banks for a syndicated $3.0 billion interim bridge term facility that may be used for funding in the event the merger closes prior to obtaining permanent financing. However, for purposes of these unaudited pro forma condensed combined financial statements the expected permanent financing is assumed.

(H) Reflects adjustments for the following:

(In millions)

Payment upon termination of ACS interest rate swaps—current portion(1)	$(21)
Write-off of the current portion of deferred revenue for which no future service obligation remains(1)(2)	(55)
Reduction of income taxes payable for the tax benefit associated with the bridge term facility costs expected to be expensed(3)	(23)
Reduction of other current liabilities for accrued fees associated with the bridge term facility assumed to be paid in conjunction with the closing of the merger(4)	(25)
To eliminate acquisition related transaction costs including advisory and legal fees accrued in the nine months ended September 30, 2009 assumed to be paid in conjunction with the closing of the merger	(16)
Current portion of accrual for contingent consideration related to previous ACS acquisitions(1)	8

Total	$(132)

(1)	See (I) below for long-term portion.

(2)	After the completion of the merger Xerox’s revenue will reflect the decreased valuation of ACS’s deferred revenue. Although long-term there will be no continuing impact on the combined operating results, the majority of this deferred revenue would have been recognized by ACS in the next two years. To show the anticipated effect on the condensed combined operating results after the completion of the merger, the historical unaudited pro forma condensed statements of income were also adjusted to reflect the decreased value of ACS’s deferred revenue.

(3)	See (N) below.

(4)	See (A) above for acquisition related transaction costs including certain costs related to the bridge term facility.

(I) Reflects adjustments for the following:

(In millions)

Payment upon termination of ACS interest rate swaps—long-term portion(1)	$(12)
Write-off of the long-term portion of deferred revenue for which no future service obligation remains(1)	(83)
Estimated incremental payments related to the change in control of ACS (excludes $11 million accrued by ACS as of September 30, 2009)(2)	72
Long-term portion of accrual for contingent consideration related to previous ACS acquisitions(1)	2

Total	$(21)

(1)	See (H) above for current portion.

(2)	The total of $83 million represents the estimated amount for change in control related payments. This amount is a preliminary estimate and will likely change once the underlying calculations are finalized.

(J) Reflects adjustments for the following:

(In millions)

Issuance of Series A convertible preferred stock	$300
Deferred transaction costs related to the issuance of the preferred stock	(1)

Total	$299

(K)	Reflects adjustments for the stock portion of the merger consideration, at par, and to eliminate ACS’s common stock, at par, as follows:

(In millions)

Issuance of Xerox common stock based on exchange ratio of 4.935 shares for each share of ACS Class A common stock and ACS Class B common stock	$482
Eliminate ACS common stock	(1)

Total	$481

(L) Reflects adjustments for the following:

(In millions)

To record stock portion of the merger consideration at fair value	$3,817
Par value of stock portion of the merger consideration recorded within common stock(1)	(482)
To record the fair value of stock options that will vest as a result of the merger(2)	198
Eliminate ACS additional paid-in-capital	(1,737)
Capitalized transaction costs related to the issuance of Xerox common stock	(5)

Total	$1,791

(1)	See (K) above.

(2)	See (E) above.

(M) To eliminate ACS’s treasury stock.

(N) Reflects adjustments for the following:

(In millions)

Eliminate ACS retained earnings	$(2,061)
To record estimated non-recurring costs for remaining Xerox acquisition related transactions costs and certain costs related to the bridge term facility which Xerox does not plan to utilize (excludes $9 million incurred by Xerox in the nine months ended September 30, 2009)	(101)
Tax benefit of the bridge term facility costs(1)	23

Total	$(2,139)

(1)	See (H) above.

(O) To eliminate ACS’s accumulated other comprehensive loss.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes offered by this prospectus supplement supplements, and to the extent inconsistent therewith, replaces the description of the general terms and provisions of the senior debt securities set forth under the caption “Description of Debt Securities and Convertible Debt Securities” in the accompanying prospectus. Terms used in this prospectus supplement that are otherwise not defined have the meanings given to them in the accompanying prospectus.

We will issue $1,000,000,000 aggregate principal amount of 4.250% senior notes due 2015 (the “2015 Notes”), $650,000,000 aggregate principal amount of 5.625% senior notes due 2019 (the “2019 Notes”) and $350,000,000 aggregate principal amount of 6.750% senior notes due 2039 (the “2039 Notes”). Although for convenience the 2015 Notes, the 2019 Notes and the 2039 Notes are referred to collectively as the “Notes,” each will be issued as a separate series and will not together have any class voting or other rights. The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it, not this description, defines your rights. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). A copy of the Indenture may be obtained from the Company. You can find definitions of certain capitalized terms used in this description under “—Certain Definitions” in the accompanying prospectus. For purposes of this section, references to the “Company,” “we,” “us” and “our” include only Xerox Corporation and not its subsidiaries.

The Notes will be senior unsecured obligations of the Company, ranking pari passu in right of payment with all other senior unsecured obligations of the Company. The Notes will be effectively subordinated to all secured debt of the Company, structurally subordinated to the debt of the Company’s Subsidiaries and effectively subordinated to the other senior debt of the Company that has the benefit of certain provisions and covenants not applicable to the notes.

The Company will issue the Notes in fully registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Trustee will initially act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration of transfer and exchange at the offices of the Registrar. The Company may change the Paying Agent and Registrar without notice to holders of the Notes (the “Holders”). It is expected that the Company will pay principal and interest (and premium, if any) on the Notes at the Trustee’s corporate office by wire transfer, if book-entry at DTC, or check mailed to the registered address of Holders.

Principal, Maturity and Interest

2015 Notes

The 2015 Notes will mature on February 15, 2015. $1,000,000,000 in aggregate principal amount of the 2015 Notes will be issued in this offering. After the Issue Date, additional notes (“Additional 2015 Notes”) may be issued from time to time. The 2015 Notes and the Additional 2015 Notes that are actually issued will be treated as a single class for all purposes under the Indenture, including, without limitation, as to waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to the 2015 Notes include any Additional 2015 Notes actually issued.

Interest on the 2015 Notes will accrue at the rate of 4.250% per annum and will be payable semiannually in arrears in cash on each February 15 and August 15, commencing on August 15, 2010, to the persons who are registered Holders at the close of business on the February 1 and August 1 immediately preceding the applicable interest payment date. Interest on the 2015 Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance to but excluding the actual interest payment date.

Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

2019 Notes

The 2019 Notes will mature on December 15, 2019. $650,000,000 in aggregate principal amount of the 2019 Notes will be issued in this offering. After the Issue Date, additional notes (“Additional 2019 Notes”) may be issued from time to time. The 2019 Notes and the Additional 2019 Notes that are actually issued will be treated as a single class for all purposes under the Indenture, including, without limitation, as to waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to the 2019 Notes include any Additional 2019 Notes actually issued.

Interest on the 2019 Notes will accrue at the rate of 5.625% per annum and will be payable semiannually in arrears in cash on each June 15 and December 15, commencing on June 15, 2010, to the persons who are registered Holders at the close of business on the June 1 and December 1 immediately preceding the applicable interest payment date. Interest on the 2019 Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance to but excluding the actual interest payment date.

Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

2039 Notes

The 2039 Notes will mature on December 15, 2039. $350,000,000 in aggregate principal amount of the 2039 Notes will be issued in this offering. After the Issue Date, additional notes (“Additional 2039 Notes”) may be issued from time to time. The 2039 Notes and the Additional 2039 Notes that are actually issued will be treated as a single class for all purposes under the Indenture, including, without limitation, as to waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to the 2039 Notes include any Additional 2039 Notes actually issued.

Interest on the 2039 Notes will accrue at the rate of 6.750% per annum and will be payable semiannually in arrears in cash on each June 15 and December 15, commencing on June 15, 2010, to the persons who are registered Holders at the close of business on the June 1 and December 1 immediately preceding the applicable interest payment date. Interest on the 2039 Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance to but excluding the actual interest payment date.

Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Special Mandatory Redemption

In the event that we do not consummate the acquisition of ACS on or prior to June 27, 2010, or the acquisition agreement is terminated at any time prior thereto, then we will redeem all the notes on the special mandatory redemption date (as defined below) at a redemption price equal to 101% of the aggregate accreted principal amount of the Notes, plus accrued and unpaid interest from the date of initial issuance to but excluding the special mandatory redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The “special mandatory redemption date” means the earlier to occur of (1) June 27, 2010, if the proposed acquisition has not been completed on or prior to June 27, 2010, or (2) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the acquisition agreement for any reason.

We will cause the notice of special mandatory redemption to be mailed, with a copy to the trustee, within five business days after the occurrence of the event triggering redemption to each holder at its registered address. If funds sufficient to pay the special mandatory redemption price of all Notes to be redeemed on the special mandatory redemption date are deposited with the paying agent on or before such special mandatory redemption date, and certain other conditions are satisfied, on and after such special redemption date, the Notes will cease to bear interest. The provisions relating to special mandatory redemption described in this paragraph may not be waived or modified for each series of Notes without the written consent of holders of at least 90% in principal amount of that series of Notes outstanding.

Optional Redemption

The Company may at any time and from time to time, at its option, redeem the 2015 Notes, the 2019 Notes or the 2039 Notes, as applicable, outstanding (in whole or in part) at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, on the Notes to the applicable redemption date, plus the applicable Make-Whole Premium (a “Note Redemption”). The Company shall give not less than 30 nor more than 60 days notice to such redemption.

In the event that the Company chooses to redeem less than all of the 2015 Notes, the 2019 Notes or the 2039 Notes, selection of such Notes for redemption will be made by the Trustee either:

(1) in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed; or

(2) if such Notes are not so listed, by lot or on a pro rata basis or such other method which the Trustee deems appropriate.

“Make-Whole Premium” with respect to a Note means an amount equal to the excess of (a) the present value of the remaining interest, premium and principal payments due on such Note to its final maturity date computed using a discount rate equal to the Treasury Rate on such date plus 0.350% in the case of the 2015 Notes, plus 0.350% in the case of the 2019 Notes and plus 0.375% in the case of the 2039 Notes, over (b) the outstanding principal amount of such Note.

“Treasury Rate” for any date, means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the date the redemption is effected (the “Specified Redemption Date”) (or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the Specified Redemption Date to February 15, 2015, in the case of the 2015 Notes, December 15, 2019, in the case of the 2019 Notes and December 15, 2039, in the case of the 2039 Notes; provided, however, that if the period from the Specified Redemption Date to February 15, 2015, in the case of the 2015 Notes, December 15, 2019, in the case of the 2019 Notes and December 15, 2039, in the case of the 2039 Notes, is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given except that if the period from the Specified Redemption Date to February 15, 2015, in the case of the 2015 Notes, December 15, 2019, in the case of the 2019 Notes and December 15, 2039, in the case of the 2039 Notes, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Change of Control Repurchase Event

If a change of control repurchase event occurs, unless we have exercised our right to redeem the Notes as described above, we will be required to make an offer to each holder of Notes to repurchase all or any part (in minimum principal amount of $2,000 and integral multiples of $1,000 in excess thereof) of that holder’s Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of Notes repurchased plus any accrued and unpaid interest on the Notes repurchased to, but not including, the date of repurchase. Within 30 days following any change of control repurchase event or, at our option, prior to any change of control, but after the public announcement of the change of control, we will deliver a notice to each holder, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the change of control repurchase event and offering to repurchase Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered. The notice shall, if delivered prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on a change of control repurchase event occurring on or prior to the payment date specified in the notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a change of control repurchase event. To the extent that the provisions of any securities laws or regulations conflict with the change of control repurchase event provisions of the Notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the change of control repurchase event provisions of the Notes by virtue of such conflict.

On the repurchase date following a change of control repurchase event, we will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to our offer;

(2) deposit with the paying agent an amount equal to the aggregate purchase price in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the Notes properly accepted, together with an Officers’ Certificate stating the aggregate principal amount of Notes being purchased by us.

The Paying Agent will promptly pay to each holder of Notes properly tendered the purchase price for the Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Note equal in principal amount to any unpurchased portion of any Notes surrendered; provided that each new note will be in a minimum principal amount of $2,000 and an integral multiple of $1,000 in excess thereof.

We will not be required to make an offer to repurchase the notes upon a change of control repurchase event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all Notes properly tendered and not withdrawn under its offer.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“below investment grade ratings event” means that on any day within the 60-day period (which period shall be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the rating agencies) after the earlier of (1) the occurrence of a change of control; or (2) public notice of the occurrence of a change of control or the intention by Xerox to effect a change of control, the notes are rated below investment grade by each of the rating agencies. Notwithstanding the foregoing, a below investment grade ratings event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular change of control (and thus shall not be deemed a below investment grade ratings event for purposes of the definition of change of control repurchase event hereunder) if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable change of control (whether or not the applicable change of control shall have occurred at the time of the ratings event).

“change of control” means the occurrence of one or more of the following events:

(1) any “person,” including its affiliates and associates, other than the Company or its Subsidiaries, or any “group” files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person or group has become the “beneficial owner” of 50% or more of the combined voting power of the Company’s Capital Stock or other Capital Stock into which the Company’s Common Stock is reclassified or changed, with certain exceptions having ordinary power to elect directors, or has the power to, directly or indirectly, elect managers, trustees or a majority of the members of the Company’s Board of Directors;

(2) there shall be consummated any share exchange, consolidation or merger of the Company pursuant to which the Company’s Common Stock would be converted into cash, securities or other property, or the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, in each case other than pursuant to a share exchange, consolidation or merger of the Company in which the holders of the Company’s Common Stock immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of Capital Stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger;

(3) the Company is dissolved or liquidated; or

(4) the first day on which a majority of the Company’s Board of Directors are not Continuing Directors.

“change of control repurchase event” means the occurrence of both a change of control and a below investment grade ratings event.

“Continuing Directors” means, as of any date of determination, any member of the Company’s Board of Directors who (1) was a member of such Board of Directors on the date of the issuance of the notes; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of the Company’s proxy statement in which such member was named as a nominee for election as a director).

“Fitch” means Fitch Ratings Ltd.

“investment grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P or Fitch (or its equivalent under any successor rating categories of S&P and Fitch); and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by us.

“Moody’s” means Moody’s Investors Service Inc.

“rating agency” means (1) each of Moody’s, S&P and Fitch; and (2) if any of Moody’s, S&P or Fitch ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement agency for Moody’s, S&P or Fitch, or all of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc.

“voting stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The change of control repurchase event feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of Xerox and, thus, the removal of incumbent management. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control under the Notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the Notes. Restrictions on our ability to incur liens are contained in the covenants as described in the accompanying prospectus under “Description of the Debt Securities and Convertible Debt Securities—Provisions Applicable Only to Senior Debt Securities—Covenants—Limitation on Liens.”

We may not have sufficient funds to repurchase all the Notes upon a change of control repurchase event. In addition, even if we have sufficient funds, we may be prohibited from repurchasing the Notes by the terms of certain of our other indebtedness. See “Risk Factors—Risks Related to the Notes—We may not be able to purchase your notes upon a change of control repurchase event.”

Mandatory Redemption; Offers to Purchase; Open Market Purchases

Except as described in this prospectus supplement in “Description of the Notes—Special Mandatory Redemption,” the Company is not required to make any mandatory redemption or sinking fund payments or any offers to purchase with respect to the Notes. We may at any time and from time to time purchase Notes in the open market or otherwise.

CERTAIN OTHER INDEBTEDNESS AND PREFERRED STOCK

The following summary of certain provisions of the instruments evidencing our material indebtedness does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the agreements summarized below. We have previously filed with the SEC copies of the agreements summarized below. See “Where You Can Find More Information.” You should refer to those documents for the complete terms of the instruments evidencing our material indebtedness.

Credit Facility

The Credit Facility is a $2 billion unsecured revolving credit facility including a $300 million letter of credit subfacility. The facility allows us to increase from time to time, with willing lenders, the overall size of the Credit Facility to an aggregate amount not to exceed $2.5 billion. The facility is available, without sublimit, to certain of our qualifying subsidiaries.

Our obligations under the facility are unsecured and are not guaranteed by any of our subsidiaries. However, if in the future any of our domestic subsidiaries guarantees any debt for money borrowed by us of more than $100 million, that subsidiary is required to guaranty our obligations under the facility as well. In the event that any of our subsidiaries borrow under the facility, its borrowings thereunder would be guaranteed by us.

Borrowings under the Credit Facility bear interest at LIBOR plus a spread (including fees) that will vary between 2.5% and 4.5% depending on our then-current credit ratings.

On October 19, 2009, the portion of the Credit Facility that had a maturity date of April 30, 2012 was extended to a maturity date of April 30, 2013, consistent with the remainder of the facility. Accordingly, after this amendment approximately $1.6 billion, or approximately 80% of the Credit Facility, has a maturity date of April 30, 2013 and the remaining portion of the facility will continue to mature on April 30, 2012. The facility contains various conditions to borrowing, and affirmative, negative and financial maintenance covenants. Certain of the more significant covenants are summarized below:

(a) Maximum leverage ratio (a quarterly test that is calculated as debt for borrowed money divided by consolidated EBITDA, as defined) of 4.25:1 through September 30, 2010, 4.00:1 thereafter through December 31, 2010 and 3.75:1 thereafter to maturity of the facility.

(b) Minimum interest coverage ratio (a quarterly test that is calculated as consolidated EBITDA divided by consolidated interest expense) may not be less than 3.00:1.

(c) Limitations on (i) liens of Xerox and certain of our subsidiaries securing debt, (ii) certain fundamental changes to corporate structure, (iii) changes in nature of business and (iv) limitations on debt incurred by certain subsidiaries.

The Credit Facility also contains various events of default, the occurrence of which could result in a termination by the lenders and the acceleration of all our obligations under the facility. These events of default include, without limitation: (i) payment defaults, (ii) breaches of covenants under the facility (certain of which breaches do not have any grace period), (iii) cross-defaults and acceleration to certain of our other obligations and (iv) a change of control of Xerox.

As of September 30, 2009, we had borrowing capacity under the Credit Facility of $2 billion, reflecting no outstanding borrowings and no outstanding letters of credit.

Liability to Subsidiary Trust Issuing Preferred Securities

In 1997, Xerox Capital Trust I (“Trust I”) issued 650,000 of 8.0% preferred securities (the “Preferred Securities”) to investors for $644 million ($650 million liquidation value) and 20,103 shares of common securities to us for $20 million. With the proceeds from these securities, Trust I purchased $670 million principal amount of 8.0% Junior Subordinated Debentures due 2027 of the Company (the “Debentures”). The Debentures represent all of the assets of Trust I. On a consolidated basis, we received net proceeds of $637 million which was net of fees and discounts of $13 million. Interest expense, together with the amortization of debt issuance costs and discounts, amounted to $54 million in each of 2008, 2007 and 2006. We have guaranteed (the “Trust Guarantee”), on a subordinated basis, distributions and other payments due on the Preferred Securities. The Trust Guarantee and our obligations under the Debentures and in the indenture pursuant to which the debentures were issued and our obligations under the Amended and Restated Declaration of Trust governing the trust, taken together, provide a full and unconditional guarantee of amounts due on the Preferred Securities. The Preferred Securities accrue and pay cash distributions semiannually at a rate of 8% per year of the stated liquidation amount of one thousand dollars per Preferred Security. The Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on February 1, 2027, or earlier to the extent of any redemption by us of any Debentures. We have the right to redeem the Debentures and cause the early redemption of the Preferred Securities at any time on or after February 1, 2007, for a declining premium payment. The redemption price of the Preferred Securities at the time of an optional redemption will be the premium price, and the redemption price of the Preferred Securities at maturity will be one thousand dollars per share, in each case plus accrued and unpaid distributions to the date fixed for redemption.

Description of Outstanding 2003 Senior Notes

On June 25, 2003, we issued $700 million aggregate amount of 7 1/8% Senior Notes due 2010 (the “Seven-Year Notes”) and $550 million aggregate principal amount of 7 5/8% Senior Notes due 2013 (the “Ten-Year Notes” and together with the Seven-Year Notes, the “2003 Senior Notes”) under an Indenture dated as of June 25, 2003, between Xerox and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, National Association), as Trustee as modified by a First Supplemental Indenture dated as of June 25, 2003 (as so amended, the “2003 Indenture”). Interest on the Seven-Year Notes is payable semiannually at a rate of 7 1/8% and the Seven-Year Notes mature on June 15, 2010. Interest on the Ten-Year Notes is payable semiannually at a rate of 7 5/8% and the Ten-Year Notes mature on June 15, 2013.

The 2003 Senior Notes are senior unsecured obligations of Xerox, ranking pari passu in right of payment with all other senior unsecured obligations of the Company. The 2003 Senior Notes are effectively subordinated to all secured debt of Xerox and structurally subordinated to the debt of our subsidiaries.

The 2003 Senior Notes are not entitled to the benefit of any mandatory sinking fund.

Xerox may, at any time and from time to time, at its option, redeem the outstanding Seven-Year Notes at a price of 100% of the principal amount plus accrued and unpaid interest, if any, on the Seven-Year Notes to the applicable redemption date, plus a Make-Whole Premium (as defined in the 2003 Indenture). Xerox may, at any time and from time to time prior to June 15, 2008, at its option, redeem the outstanding Ten-Year Notes at a price of 100% of the principal amount plus accrued and unpaid interest, if any, on the Ten-Year Notes to the applicable redemption date, plus a Make-Whole Premium (as defined in the 2003 Indenture). Xerox may, at any time and from time to time on or after June 15, 2008, at its option, redeem the outstanding Ten-Year Notes at a price ranging from 103.813% to 100.000% of the principal amount (depending on the date of redemption) plus accrued and unpaid interest, if any, on the Ten-Year Notes to the applicable redemption date, plus a Make-Whole Premium (as defined in the 2003 Indenture). If Xerox undergoes a change in control, we will be required to offer to purchase all of the 2003 Senior Notes from the holders.

Description of Outstanding 2004 Senior Notes

On August 10, 2004, we issued $500 million aggregate amount of 6 7/8% Senior Notes due 2011 and on September 23, 2004, we issued an additional $250 million aggregate principal amount of 6 7/8% Senior Notes due 2011 (the “2004 Senior Notes,” and together with the 2003 Notes, the “HY Senior Notes”) under the Indenture dated as of June 25, 2003, between Xerox and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, National Association), as Trustee as modified by a supplemental indenture dated as of August 10, 2004 (as amended, the “2004 Indenture” and together with the 2003 Indenture, the “HY Senior Indenture”). Interest on the 2004 Senior Notes is payable semiannually at a rate of 6 7/8% and the 2004 Senior Notes mature on August 15, 2011.

The 2004 Senior Notes are senior obligations of Xerox, ranking pari passu in right of payment with all other senior unsecured obligations of the Company. The 2004 Senior Notes are effectively subordinated to all secured debt of Xerox and structurally subordinated to the debt of our subsidiaries.

The 2004 Senior Notes are not entitled to the benefit of any mandatory sinking fund.

Xerox may, at any time and from time to time, at its option, redeem the outstanding 2004 Senior Notes at a price of 100% of the principal amount plus accrued and unpaid interest, if any, to the applicable redemption date, plus a Make-Whole Premium (as defined in the 2004 Indenture). Xerox may also, at any time and from time to time before August 15, 2007 redeem up to 35% of the outstanding 2004 Senior Notes with money that we raise in one or more public equity offerings as long as: (i) we pay 106.875% of the face amount of the 2004 Senior Notes redeemed plus accrued and unpaid interest, (ii) we redeem the 2004 Senior Notes within 90 days of completing the equity offering and (iii) at least 65% of the aggregate principal amount of the 2004 Senior Notes remains outstanding following any such redemption. If Xerox undergoes a change in control, we will be required to offer to purchase all of the 2004 Senior Notes from the holders.

Provisions Applicable to HY Senior Notes

Set forth below are summaries of certain covenants contained in the indentures that apply to the HY Senior Notes. For a complete description of these provisions, you should review the indentures applicable to those notes which are filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2005. The notes offered by this prospectus supplement do not have the benefit of these provisions. As a result, holders of previously issued HY Senior Notes would have the right to accelerate the maturities of those notes if any of these provisions are violated and holders of the notes offered by this prospectus supplement would have no such right. In addition to the provisions described below, the previously issued HY Senior Notes have the benefit of the covenants applicable to the notes offered by this prospectus supplement which are described under “Description of the Debt Securities and Convertible Debt Securities—Provisions Applicable Only To Senior Debt Securities—Covenants” in the accompanying prospectus.

The HY Senior Notes have the benefit of the following covenants contained in the indentures under which they were issued except during any period during which the HY Senior Notes have an investment grade rating:

•	Limitation on Incurrence of Additional Indebtedness.

•	Limitation on Restricted Payments.

•	Limitation on Asset Sales.

•	Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

•	Limitations on Transactions with Affiliates.

•	Requirement of Subsidiary Guarantees.

In addition, HY Senior Notes have the benefit of contingent future guarantees.

Description of Outstanding March 2006 Senior Notes

On March 20, 2006, we issued $700 million aggregate amount of 6.40% Senior Notes due 2016 (the “March 2006 Senior Notes”) under the Indenture dated as of June 25, 2003, between Xerox and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, National Association), as Trustee as modified by a supplemental indenture dated as of March 20, 2006 (as amended, the “March 2006 Indenture”). Interest on the March 2006 Senior Notes is payable semiannually at a rate of 6.40% and the March 2006 Senior Notes mature on March 15, 2016.

The March 2006 Senior Notes are senior obligations of Xerox, ranking pari passu in right of payment with all other senior unsecured obligations of the Company. The March 2006 Senior Notes are effectively subordinated to all secured debt of Xerox and structurally subordinated to the debt of our subsidiaries.

The March 2006 Senior Notes are not entitled to the benefit of any mandatory sinking fund.

Xerox may, at any time and from time to time, at its option, redeem the outstanding March 2006 Senior Notes at a price of 100% of the principal amount plus accrued and unpaid interest, if any, to the applicable redemption date, plus a Make-Whole Premium (as defined in the March 2006 Indenture). If Xerox undergoes a change in control, we will be required to offer to purchase all of the March 2006 Senior Notes from the holders.

The March 2006 Senior Notes have the benefit of the covenants applicable to the notes offered by this prospectus supplement which are described under “Description of the Debt Securities and Convertible Debt Securities—Provisions Applicable Only To Senior Debt Securities—Covenants” in the accompanying prospectus and in addition have the benefit of the contingent future subsidiary guarantee covenant applicable to our Early Series Senior Notes.

Description of Outstanding August 2006 Senior Notes

On August 18, 2006, we issued $500 million aggregate amount of 6.75% Senior Notes due 2017 (the “Notes due 2017”) and $150 million aggregate amount of Floating Rate Senior Notes due 2009 (the “Notes due 2009,” and together with the Notes due 2017, the “August 2006 Senior Notes”) under the Indenture dated as of June 25, 2003, between Xerox and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, National Association), as Trustee as modified by a supplemental indenture dated as of August 18, 2006 (as amended, the “August 2006 Indenture”). Interest on the Notes due 2017 is payable semiannually at a rate of 6.75% and the Notes due 2017 mature on February 1, 2017. Interest on the Notes due 2009 is payable quarterly at a floating rate of LIBOR plus 0.75% and the Notes due 2009 mature on December 18, 2009.

The August 2006 Senior Notes are senior obligations of Xerox, ranking pari passu in right of payment with all other senior unsecured obligations of the Company. The August 2006 Senior Notes are effectively subordinated to all secured debt of Xerox and structurally subordinated to the debt of our subsidiaries.

The August 2006 Senior Notes are not entitled to the benefit of any mandatory sinking fund.

Xerox may, at any time and from time to time, at its option, redeem the outstanding Notes due 2017 at a price of 100% of the principal amount plus accrued and unpaid interest, if any, to the applicable redemption date, plus a Make-Whole Premium (as defined in the August 2006 Indenture). The Notes due 2009 are not redeemable prior to maturity. If Xerox undergoes a change in control, we will be required to offer to purchase all of the August 2006 Senior Notes from the holders.

The August 2006 Senior Notes have the benefit of the covenants applicable to the notes offered by this prospectus supplement which are described under “Description of the Debt Securities and Convertible Debt Securities—Provisions Applicable Only To Senior Debt Securities—Covenants” in the accompanying prospectus.

Description of Outstanding 2007 and 2008 Senior Notes

On May 14, 2007, we issued $1.1 billion aggregate amount of 5.50% Senior Notes due 2012 (the “2007 Senior Notes”) and on April 28, 2008, we issued $1.0 billion aggregate amount of 6.35% Senior Notes due 2018 and $400 million aggregate amount of Senior Notes due 2013 (the “2008 Senior Notes”) under the Indenture dated as of June 25, 2003, between Xerox and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, National Association), as Trustee as modified by a supplemental indenture dated as of May 17, 2007 (as amended, the “2007 Indenture”). Interest on the 2007 Senior Notes is payable semi-annually at a rate of 5.50% and the 2007 Senior Notes mature on May 15, 2012. Interest on the Senior Notes due 2018 is payable semi-annually at a rate of 6.35% and the Senior Notes due 2018 mature on May 15, 2018. Interest on the Senior Notes due 2013 is payable semi-annually at a rate of 5.65% and the Senior Notes due 2013 mature on May 15, 2013.

The 2007 Senior Notes and the 2008 Senior Notes are senior obligations of Xerox, ranking pari passu in right of payment with all other senior unsecured obligations of the Company. The 2007 Senior Notes and the 2008 Senior Notes are effectively subordinated to all secured debt of Xerox and structurally subordinated to the debt of our subsidiaries.

The 2007 Senior Notes and the 2008 Senior Notes are not entitled to the benefit of any mandatory sinking fund.

Xerox may, at any time and from time to time, at its option, redeem the outstanding 2007 Senior Notes or 2008 Senior Notes at a price of 100% of the principal amount plus accrued and unpaid interest, if any, to the applicable redemption date, plus a Make-Whole Premium (as defined in the 2007 Indenture). If Xerox undergoes a change in control, we will be required to offer to purchase all of the 2007 Senior Notes and the 2008 Senior Notes from the holders.

The 2007 Senior Notes and the 2008 Senior Notes have the benefit of the covenants applicable to the notes offered by this prospectus supplement which are described under “Description of the Debt Securities and Convertible Debt Securities—Provisions Applicable Only To Senior Debt Securities—Covenants” in the accompanying prospectus.

Description of Outstanding 2009 Senior Notes

On May 11, 2009, we issued $750 million aggregate amount of 8.25% Senior Notes due 2014 (the “May 2009 Senior Notes”) under the Indenture dated as of June 25, 2003, between Xerox and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, National Association), as Trustee as modified by a supplemental indenture dated as of May 17, 2007 (as amended, the “2007 Indenture”). Interest on the May 2009 Senior Notes mature on May 15, 2014.

The May 2009 Senior Notes are senior obligations of Xerox, ranking pari passu in right of payment with all other senior unsecured obligations of the Company. The May 2009 Senior Notes are effectively subordinated to all secured debt of Xerox and structurally subordinated to the debt of our subsidiaries.

The May 2009 Senior Notes are not entitled to the benefit of any mandatory sinking fund.

Xerox may, at any time and from time to time, at its option, redeem the outstanding May 2009 Senior Notes at a price of 100% of the principal amount plus accrued and unpaid interest, if any, to the applicable redemption date, plus a Make-Whole Premium (as defined in the 2007 Indenture). If Xerox undergoes a change in control, we will be required to offer to purchase all of the May 2009 Senior Notes from the holders.

The May 2009 Senior Notes have the benefit of the covenants applicable to the notes offered by this prospectus supplement which are described under “Description of the Debt Securities and Convertible Debt Securities—Provisions Applicable Only To Senior Debt Securities—Covenants” in the accompanying prospectus.

Description of Senior Secured Loan Agreement with GECC

In October 2002, Xerox Lease Funding LLC, a special purpose Delaware limited liability company that is our wholly-owned subsidiary (“Funding SPE”) entered into an Amended and Restated Loan Agreement (the “Loan Agreement”) with General Electric Capital Corporation (“GECC”) whereby GECC became our primary equipment financing provider in the U.S. through loans secured by new lease originations. The Loan Agreement has an initial term of eight years and, commencing at the end of 2010, will automatically renew for successive two-year periods unless either we or GECC has elected not to have the Loan Agreement renewed.

The Loan Agreement provides for secured loans of up to $5 billion outstanding at any one time. GECC makes loans under the Loan Agreement to Funding SPE. Funding SPE uses the loan proceeds to purchase our finance receivables. The maximum potential level of borrowing under the Loan Agreement is a function of the size of the portfolio of finance receivables generated by us that meet GECC’s funding requirements and cannot exceed $5 billion in any event. All obligations under the Loan Agreement are secured by the receivables being financed by GECC, the contracts relating to the receivables being financed by GECC and other related security. GECC’s obligation to make loans under the Loan Agreement is subject to the satisfaction of certain customary representations, warranties and covenants. The most recent borrowing under the Loan Agreement was made in December 2006.

The interest rate on each loan is fixed and is calculated when the loan is made based on yield rates consistent with average rates for similar market-based transactions. Consistent with the loans already received from GECC, the amounts borrowed under the Loan Agreement are recorded as secured borrowings and the associated receivables are included in our balance sheet. As of September 30, 2009, $9 million was outstanding under the Loan Agreement.

GECC’s commitment to fund under the Loan Agreement is not contingent on us achieving or maintaining any particular credit rating. There are no credit rating defaults that could impair future funding under the Loan

Agreement. The Loan Agreement contains various default provisions, including cross default provisions related to certain financial covenants contained in the Credit Facility and other significant debt facilities, which are discussed below. Most types of defaults would impair our ability to receive subsequent funding until the default is cured or waived but would not accelerate the repayment of our outstanding borrowings. However, certain types of defaults would result in an acceleration of outstanding borrowings. As of September 30, 2009, we were in compliance with all covenants under the Loan Agreement and expect to be in compliance for at least the next twelve months.

The following are events of default under the Loan Agreement:

(a)	the occurrence of a Termination Event (defined below);

(b)	a voluntary or involuntary bankruptcy of Xerox (remaining undismissed or unstayed for 60 days or more); or

(c)	Xerox becomes an “Investment Company” within the meaning of the Investment Company Act of 1940.

Upon the occurrence of an event of default described in (b) or (c) above, GECC can terminate its obligation to make any further loans and can accelerate the maturity of any or all then-outstanding loans. Upon the occurrence of a Termination Event, GECC can terminate its obligation to make any further loans, but is not entitled to accelerate the maturity of outstanding loans. The loans under the Loan Agreement are generally non-recourse to Xerox. Therefore, even if GECC were to accelerate the maturity of outstanding loans, its only recourse would be to proceed against the financed receivables held by Funding SPE who is the borrower under the Loan Agreement.

The term “Termination Event” includes, but is not limited to, the following events that would allow GECC to terminate the Loan Agreement:

•	any default under the Credit Facility or any facility in excess of $75 million which replaces or refinances the Credit Facility, at any time that loans or advances are outstanding thereunder, where the default or event of default relates to or is determined by the net worth of Xerox, including without limitation, a default under Section 5.03(a) (Leverage Ratio) or Section 5.03(b) (Interest Coverage Ratio) of the Credit Facility;

•	any default or event of default under any indebtedness of Xerox (or any subsidiary of Xerox) for borrowed money (or any indebtedness for borrowed money guaranteed by Xerox or any subsidiary of Xerox) in excess of $75 million in the aggregate if such default or event of default gives rise to an acceleration of the maturity of such indebtedness;

•	voluntary or involuntary bankruptcy of Xerox (remaining undismissed or unstayed for 60 days or more);

•	a change of control of Xerox, including a sale of all or substantially all of Xerox’s assets or the acquisition by a person or related group of persons of 30% or more of the voting stock of Xerox, if the person acquiring control is a competitor of GECC or does not have debt that is rated investment grade;

•	a material breach of payment obligations or certain other specified provisions by Xerox (or Funding SPE or the other special purpose Xerox subsidiary utilized in structuring the transaction) under the Loan Agreement or any related agreement;

•	an equipment service default where Xerox fails to provide specified levels of service with respect to the equipment related to the receivables financed by GECC;

•	an equipment supply default where Xerox fails to ship specified levels of supplies with respect to the equipment related to the receivables financed by GECC;

•	a change in operations of Xerox where Xerox ceases to offer lease or loan financing to non-consumer customers and, after that change, the aggregate outstanding balance under the Loan Agreement is less than $500 million;

•	a sales channel termination event where 50% or more of Xerox’s aggregate sales to non-consumer customers are comprised of sales to dealers, distributors, wholesalers or other persons who are not non-consumer end-users of the equipment, Xerox and GECC fail to reach agreement within six months on how to amend the Loan Agreement to adjust for the consequences of the change in sales channels, and the aggregate outstanding balance under the Loan Agreement is less than $500 million; or

•	the joint venture established by us and GECC that services the receivables financed by GECC is dissolved.

Description of Series A Convertible Perpetual Preferred Stock

Pursuant to the terms of the Merger Agreement, we agreed to issue 300,000 shares of our Series A Convertible Perpetual Preferred Stock, having a liquidation preference of $1,000 per share (the “Series A Preferred Stock”) to the holders of shares of Class B common stock of ACS upon the closing the merger.

Cash dividends will be payable quarterly on the Series A Preferred Stock when, as and if declared by the board of directors, out of any funds legally available for the payment of dividends, on a cumulative basis, at a rate per year equal to 8.0% of the liquidation preference. If we do not pay dividends in full on any dividend payment date, cash dividends will be payable, on a cumulative basis, at a rate per year equal to 8.0% of the sum of the liquidation preference and the amount of accrued and unpaid dividends as of the most recent dividend payment date. In addition, if we do not pay dividends in full on any dividend payment date, our ability to declare, pay dividends on, redeem, purchase or otherwise acquire its common stock or any preferred stock ranking on a parity with or junior to the Series A Preferred Stock, will be subject to certain restrictions.

Each share of Series A Preferred Stock may be converted at any time, at the option of the holder, into 89.8876 shares of our common stock (which reflects an initial conversion price of approximately $11.125 per share of common stock, which is a 25% premium over $8.90, which was the average closing price of our common stock over the 7-trading day period ended on September 14, 2009, shortly before the Merger Agreement was executed), subject to customary anti-dilution adjustments. In addition, the holder will have the right to convert, under certain circumstances, each share of Series A Preferred Stock into shares of our common stock at an increased conversion rate. On or after the fifth anniversary of the issue date, we will have the right, at its option, to cause, under certain circumstances, any or all of the Series A Preferred Stock to be converted into shares of common stock at the then applicable conversion rate.

Upon the occurrence of certain fundamental change events, the holder of Series A Preferred Stock has the right to require us to redeem any or all of the Series A Preferred Stock in cash at a redemption price per share equal to the liquidation preference and any accrued and unpaid dividends to, but not including the redemption date. At any time on or following the fifth anniversary of a transfer by the holder of the Series A Preferred Stock to a person other than a permitted transferee, we have the option to redeem any or all of such transferred shares of Series A Preferred Stock in cash at a redemption price per share equal to the fair market value of such redeemed shares and any accrued and unpaid dividends to, but not including the redemption date.

Description of Indebtedness of ACS

Upon completion of the merger, we expect that ACS will have outstanding $250 million aggregate principal amount of 4.70% Senior Notes due June 1, 2010 and $250 million aggregate principal amount of 5.20% Senior Notes due June 1, 2015, both series of which were issued on June 6, 2005. For more information regarding these two series of notes, see the financial statements of ACS incorporated by reference herein. Upon completion of the merger, these two series of notes will continue to be outstanding obligations of the Xerox subsidiary into which ACS will merge. This subsidiary is expected to be designated as an “Unrestricted Subsidiary” under the indentures pursuant to which some of our outstanding senior notes have been issued and will not be a guarantor or contingent guarantor of these senior notes. Neither will ACS be a guarantor or contingent guarantor of the notes offered hereby. See “Risk Factors—Risks Related to the Notes—The notes will be structurally subordinated to all liabilities of our subsidiaries.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain anticipated United States federal income tax consequences of the acquisition, ownership and disposition of the notes. This discussion is limited to the tax consequences to those holders who acquired the notes in this offering at their initial offering price and hold such notes as capital assets. This discussion does not address specific tax consequences that may be relevant to particular persons (including, for example, pass-through entities (e.g., partnerships) or persons who hold the notes through pass-through entities, banks or other financial institutions, broker-dealers, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities, common trust funds, controlled foreign corporations, passive foreign investment companies, dealers in securities or currencies, traders in securities that have elected the mark-to-market method of accounting for their securities, U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, U.S. expatriates, persons liable for the alternative minimum tax and persons in special situations, such as those who hold notes as part of a straddle, hedge, conversion transaction, or other integrated investment). In addition, this discussion does not describe any tax consequences arising under United States federal gift and estate or other federal tax laws or under the tax laws of any state, local or non-U.S. jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations (the “Treasury Regulations”) promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. We have not and will not seek any rulings from the Internal Revenue Service (“IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the notes that are different from those discussed below.

Prospective purchasers of the notes are encouraged to consult their own tax advisors concerning the United States federal income, estate and gift tax consequences to them of acquiring, owning and disposing of the notes, as well as the application of any state, local and non-U.S. income and other tax laws.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the notes that is for United States federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation (including an entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of the source; or (iv) a trust, if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all its substantial decisions, or if the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a U.S. person.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of the notes that is, for United States federal income tax purposes, an individual, corporation, estate or trust and is not a U.S. Holder.

If an entity taxed as a partnership for United States federal income tax purposes holds our notes, the United States federal income tax consequences of payments received by such partnership will in many cases be determined by reference to the status of a partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding our notes, you should consult your own tax advisor.

Payments under Certain Events

In the event that we do not consummate the acquisition of ACS on or prior to June 27, 2010, we will be required to redeem the notes at a specified redemption price. See “Description of the Notes—Special Mandatory Redemption.” In addition, we must offer to repurchase the notes if a change of control repurchase event occurs. See “Description of the Notes—Change of Control Repurchase Event.” These contingencies could subject the notes to the provisions of the Treasury Regulations relating to “contingent payment debt instruments.” We believe and intend to take the position that the foregoing contingencies should not result in the notes being treated as contingent payment debt instruments. Our position is binding on a holder, unless the holder discloses in the proper manner to the IRS that it is taking a different position. If the IRS were to successfully challenge this position, the amount, timing and character of payments under the notes may differ, which could increase the present value of a U.S. Holder’s United States federal income tax liability with respect to the notes. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments.

U.S. Holders

Payments of Interest. Interest on the notes will be taxable to a U.S. Holder as ordinary income at time it is paid or accrued in accordance with such holder’s method of accounting for United States federal income tax purposes.

Disposition of Notes. Upon the sale, exchange or other disposition (including a retirement or redemption) of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition (less an amount equal to any accrued and unpaid interest, which will be taxable as ordinary interest income for United States federal income tax purposes to the extent not previously included in income) and the tax basis of the note. A U.S. Holder’s tax basis in a note will, in general, be its cost for that note. Such gain or loss will be capital gain or loss. Capital gains of non-corporate holders derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

Payments of Interest. Subject to the discussion of backup withholding below, payments of interest on the notes by us or any of our agents to a Non-U.S. Holder will not be subject to United States federal withholding tax, provided that:

(1)	the Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote;

(2)	the Non-U.S. Holder is not a controlled foreign corporation that is related to us (actually or constructively);

(3)	the income from the notes held by the Non-U.S. Holder is not effectively connected with the conduct of a trade or business within the United States;

(4)	the Non-U.S. Holder is not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

(5)	either (A) the beneficial owner of the notes certifies to us or our agent on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address and the certificate is renewed periodically as required by the Treasury Regulations, or (B) the notes are held through certain intermediaries and the beneficial owner of the notes satisfies certification requirements of applicable Treasury Regulations, and in either case, neither we nor our agent has actual knowledge or reason to know that the beneficial owner of the note is a U.S. person. Special certification rules apply to certain Non-U.S. Holders that are entities rather than individuals.

If a Non-U.S. Holder cannot satisfy the requirements of the portfolio interest exemption described above (the “Portfolio Interest Exemption”), payments of interest made to such Non-U.S. Holder will be subject to a 30% withholding tax unless the beneficial owner of the note provides us or our agent, as the case may be, with a properly executed:

(1)	IRS Form W-8BEN (or successor form) claiming an exemption from withholding or reduced rate of tax under an applicable tax treaty (a “Treaty Exemption”); or

(2)	IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business of the beneficial owner, each form to be renewed periodically as required by the Treasury Regulations.

If interest on the note is effectively connected with the conduct of a U.S. trade or business of the beneficial owner, the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certification requirements discussed above are satisfied), generally will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a U.S. person unless an applicable income tax treaty provides otherwise. In addition, if such Non-U.S. Holder is a corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest on a note will be included in such corporation’s earnings and profits.

Disposition of Notes. Subject to the discussion of backup withholding below, no withholding of United States federal income tax will be required with respect to any gain realized by a Non-U.S. Holder upon the sale, exchange or other disposition (including a retirement or redemption) of a note.

In general, a Non-U.S. Holder will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition (including a retirement or redemption) of a note unless (a) the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case the Non-U.S. Holder will be subject to United States federal income tax on any gain recognized, which may be offset by certain United States source losses, at a flat rate of 30% (except as otherwise provided by an applicable income tax treaty), or (b) such gain is effectively connected with the Non-U.S. Holder’s U.S. trade or business, in which case the Non-U.S. Holder will be taxed in the same manner as discussed above with respect to effectively connected interest.

Information Reporting and Backup Withholding

U.S. Holders. In general, information reporting requirements will apply to certain payments of interest paid on the notes and to the proceeds of the sale or other disposition (including a retirement or redemption) of a note paid to a U.S. Holder (unless, in each case, the holder is an exempt recipient such as a corporation). A backup withholding tax (currently at a rate of 28%) may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number and to certify that it is not subject to backup withholding or otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules will be allowed as a credit against such holder’s United States federal income tax liability and may entitle it to a refund, provided it timely furnishes the required information to the IRS.

Non-U.S. Holders. When required, we or our paying agent will report to the IRS and to each Non-U.S. Holder the amount of any interest paid on the notes in each calendar year, and the amount of United States federal income tax withheld, if any, with respect to these payments. Backup withholding will not be required with respect to interest payments that we make to a Non-U.S. Holder if the Non-U.S. Holder has (i) furnished documentation establishing eligibility for the Portfolio Interest Exemption or a Treaty Exemption or (ii) otherwise established an exemption provided that neither we nor our agent has actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any exemption are not in fact satisfied. Certain additional rules may apply where the notes are held through a custodian, nominee, broker, non-U.S. partnership or non-U.S. intermediary.

U.S. information reporting and backup withholding will not apply to the proceeds of the sale or other disposition (including a retirement or redemption) of a note made within the United States or conducted through certain United States related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person, or the Non-U.S. Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such holder’s United States federal income tax liability and may entitle it to a refund, provided it timely furnishes the required information to the IRS.

BOOK-ENTRY, DELIVERY AND FORM

We have obtained the information in this section concerning The Depository Trust Company (“DTC”), Clearstream Banking, S.A., Luxembourg (“Clearstream, Luxembourg”) and Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and their book-entry systems and procedures from sources that we believe to be reliable. We take no responsibility for an accurate portrayal of this information. In addition, the description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream, Luxembourg and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

Each series of notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co. (DTC’s nominee). You may hold your interests in the global notes in the United States through DTC, or in Europe through Clearstream, Luxembourg or Euroclear, either as a participant in such systems or indirectly through organizations which are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests in the global notes on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream, Luxembourg’s or Euroclear’s names on the books of their respective depositaries, which in turn will hold those positions in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank, N.A. will act as depositary for Euroclear.

So long as DTC or its nominee is the registered owner of the global securities representing the notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

Unless and until we issue the notes in fully certificated, registered form under the limited circumstances described below under the heading “—Certificated Notes”:

•	you will not be entitled to receive a certificate representing your interest in the notes;

•	all references in this prospectus or an accompanying prospectus supplement to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

•	all references in this prospectus or an accompanying prospectus supplement to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Exchange Act.

DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants of DTC include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except as provided below in “—Certificated Debt Securities.”

To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Book-Entry Format

Under the book-entry format, the paying agent will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants (including Clearstream, Luxembourg or Euroclear) or to you as the beneficial owner. You may experience some delay in receiving your payments under this system. Neither we, the trustee under the indenture nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the notes.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes on your behalf. We and the trustee under the indenture have no responsibility for any aspect of the actions of DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. In addition, we and the trustee under the indenture have no responsibility or liability for any aspect of the records kept by DTC, Clearstream, Luxembourg, Euroclear or any of their direct or indirect participants relating to or payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a note if one or more of the direct participants to whom the note is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the notes as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge notes to non-direct participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your notes.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of Clearstream, Luxembourg customers or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. These payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Clearstream, Luxembourg or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream, Luxembourg customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of DTC, Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Transfers Within and Among Book-Entry Systems

Transfers between DTC’s direct participants will occur in accordance with DTC rules. Transfers between Clearstream, Luxembourg customers and Euroclear participants will occur in accordance with its applicable rules and operating procedures.

DTC will effect cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other hand, in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary. However, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, instruct its depositary to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to the depositaries.

Because of time-zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear resulting from a transaction with a DTC direct participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date. Those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream, Luxembourg customer or Euroclear participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC direct participant will be received with value on the DTC settlement date but will be avail-able in the relevant Clearstream, Luxembourg or Euroclear cash amount only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and Euroclear has agreed to the foregoing procedures in order to facilitate transfers of debt securities among their respective participants, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Certificated Notes

Unless and until they are exchanged, in whole or in part, for notes in definitive form in accordance with the terms of the notes, the notes may not be transferred except (1) as a whole by DTC to a nominee of DTC or (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

We will issue notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

•	we advise the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Securities Exchange Act of 1934, and the trustee or we are unable to locate a qualified successor within 90 days;

•	an event of default has occurred and is continuing under the indenture; or

•	we, at our option, elect to terminate the book-entry system through DTC.

If any of the three above events occurs, DTC is required to notify all direct participants that notes in fully certificated registered form are available through DTC. DTC will then surrender the global note representing the notes along with instructions for re-registration. The trustee will re-issue the notes in fully certificated registered form and will recognize the registered holders of the certificated debt securities as holders under the indenture.

Unless and until we issue the notes in fully certificated, registered form, (1) you will not be entitled to receive a certificate representing your interest in the notes; (2) all references in this prospectus supplement or the accompanying prospectus to actions by holders will refer to actions taken by the depositary upon instructions from their direct participants; and (3) all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to the depositary, as the registered holder of the notes, for distribution to you in accordance with its policies and procedures.

UNDERWRITING

Banc of America Securities LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

	Principal Amount	Principal Amount	Principal Amount
Underwriters	of 2015 Notes	of 2019 Notes	of 2039 Notes

Banc of America Securities LLC	$200,000,000	$130,000,000	$70,000,000
Citigroup Global Markets Inc.	200,000,000	130,000,000	70,000,000
J.P. Morgan Securities Inc.	200,000,000	130,000,000	70,000,000
BNP Paribas Securities Corp.	83,335,000	54,168,000	29,167,000
Deutsche Bank Securities Inc.	83,335,000	54,168,000	29,167,000
HSBC Securities (USA) Inc.	83,335,000	54,168,000	29,167,000
UBS Securities LLC	83,335,000	54,167,000	29,168,000
Mizuho Securities USA Inc.	22,220,000	14,443,000	7,777,000
PNC Capital Markets LLC	22,220,000	14,443,000	7,777,000
U.S. Bancorp Investments, Inc.	22,220,000	14,443,000	7,777,000

Total	$1,000,000,000	$650,000,000	$350,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if any of them are purchased.

The underwriters propose to offer the notes of each series to the public at the applicable public offering prices set forth on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to 0.35% of the principal amount in the case of the 2015 notes, 0.40% of the principal amount in the case of the 2019 notes and 0.50% of the principal amount in the case of the 2039 notes. The underwriters may allow, and dealers may re-allow, a concession not to exceed 0.25% of the principal amount to other dealers in the case of the 2015 notes, 0.25% of the principal amount to other dealers in the case of the 2019 notes and 0.25% of the principal amount to the other dealers in the case of the 2039 notes. After the initial offerings, the underwriters may change the public offering prices and any other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

The following table shows the underwriting discounts and commissions to be paid to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Us

Per 2015 note	0.600%
Per 2019 note	0.650%
Per 2039 note	0.875%

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

Each series of notes is a new issue of securities, and there are currently no established trading markets for any of the notes. We do not intend to apply for any of the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in each series of notes, but they are not obligated to do so. The underwriters may discontinue any market-making in any of the notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for any of the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

We estimate that our total expenses of this offering will be approximately $1.80 million. Certain of the underwriters and their affiliates have performed various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. Certain of the underwriters or their affiliates are lenders and/or agents under our Credit Facility. J.P. Morgan Securities Inc. acted as financial advisor to us in connection with the acquisition and Citigroup Global Markets Inc. acted as financial advisor to ACS in connection with the acquisition. In addition, affiliates of each of the underwriters have committed to provide us with interim financing in the aggregate amount of $3.00 billion. These commitments will be reduced to approximately $1.02 billion upon consummation of this offering. Also, Citicorp USA, Inc., an affiliate of Citigroup Global Markets Inc., is the administrative agent under ACS’s senior credit facility. The net proceeds of this offering will be used to repay all or a portion of the outstanding borrowings under ACS’s senior credit facility. The underwriters have received (or will receive) customary fees and commissions for these transactions. Anne M. Mulcahy, Chairman of the Board of Directors of Xerox Corporation, is a director of Citigroup Inc., the parent company of Citigroup Global Markets Inc.

In connection with this offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of the notes in excess of the amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. The underwriters must close out any short position by purchasing the notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of notes to the public in that Member State, except that it may, with effect from and including such date, make an offer of notes to the public in that Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of notes to the public” in relation to any notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Hong Kong

The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus supplement, and information that we subsequently file will automatically update and supersede information in this prospectus supplement and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC until our offering is completed:

1. Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 13, 2009, as modified by Form 10-K/A, filed with the SEC on March 13, 2009;

2. Quarterly Reports on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on April 30, 2009, the quarter ended June 30, 2009, filed with the SEC on August 3, 2009 and the quarter ended September 30, 2009, filed with the SEC on October 22, 2009; and

3. Current Reports on Form 8-K dated April 24, 2009 (Item 1.01), May 11, 2009, May 21, 2009, May 21, 2009 (filed May 28, 2009), June 15, 2009, June 30, 2009 (filed July 1, 2009), September 27, 2009 (filed September 28, 2009), September 27, 2009 (filed September 28, 2009), November 20, 2009 (filed November 23, 2009) and December 1, 2009.

You may request a copy of any filing referred to above (including any exhibits that are specifically incorporated by reference), at no cost, by contacting Xerox at the following address or telephone number:

Xerox Corporation
45 Glover Avenue
P.O. Box 4505
Norwalk, CT 06856-4505
(203) 968-3000

LEGAL MATTERS

The validity of the notes to be offered by Xerox will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Cahill Gordon & Reindel LLP, New York, New York, will pass upon certain matters for the underwriters.

EXPERTS

The consolidated financial statements of Xerox and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to Xerox’s Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements of ACS and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to Xerox’s Current Report on Form 8-K filed on December 1, 2009 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal controls over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of Grupo Multivoce, e-Service Group International and VBHG Ltd., which ACS acquired during the fiscal year ended June 30, 2009) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Prospectus

XEROX CORPORATION

Debt Securities
Convertible Debt Securities
Preferred Stock
Convertible Preferred Stock
Common Stock
Warrants to Purchase Debt Securities, Preferred Stock, Common Stock
Depositary Shares
Securities Purchase Contracts
Securities Purchase Units

WE WILL PROVIDE SPECIFIC TERMS OF THESE SECURITIES IN SUPPLEMENTS TO THIS PROSPECTUS. YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENT CAREFULLY BEFORE YOU INVEST.

Our common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the trading symbol “XRX.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 1, 2009.

XEROX CORPORATION

Xerox Corporation is a $17.6 billion technology and services enterprise and a leader in the global document market. We develop, manufacture, market, service and finance a complete range of document equipment, software, solutions and services. We operate in over 160 countries worldwide. We develop, manufacture, market and support document management systems, supplies and services through a variety of distribution channels around the world

Xerox is a New York corporation and our principal executive offices are located at 45 Glover Avenue, P.O. Box 4505, Norwalk, Connecticut 06856-4505. Our telephone number is (203) 968-3000.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table shows the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends of Xerox for the periods indicated.

	Nine Months Ended
	September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Ratio of earnings to fixed charges(1)	1.89	(3)	(4)	3.15	2.34	2.39	2.26
Ratio of earnings to combined fixed charges and preferred stock dividends(2)	1.89	(3)	(4)	3.15	2.18	2.08	1.99

(1)	Refer to Exhibit 12 of our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 for the computation of this ratio.

(2)	Refer to Exhibit 12 of our Annual Report on Form 10-K for the year ended December 31, 2008 and to Exhibit 12(b) filed with the registration statement of which this prospectus forms a part for the computation of this ratio.

(3)	Earnings for the nine months ended September 30, 2008 were inadequate to cover fixed charges by $11 million.

(4)	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges by $64 million.

THE SECURITIES WE MAY OFFER

This prospectus is part of a shelf registration statement. Under the shelf registration statement, we may offer from time to time any of the following securities, either separately or in units:

•	debt securities;

•	convertible debt securities;

•	preferred stock;

•	convertible preferred stock;

•	common stock;

•	warrants to purchase debt securities, preferred stock or common stock;

•	depositary shares;

•	securities purchase contracts; and

•	securities purchase units.

USE OF PROCEEDS

Unless we state differently in a prospectus supplement, we expect to use the net proceeds we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement(s) for general corporate purposes.

DESCRIPTION OF THE DEBT SECURITIES
AND CONVERTIBLE DEBT SECURITIES

We may offer unsecured general obligations, which may be senior (the “senior debt securities”) or subordinated (the “subordinated debt securities”). The senior debt securities and the subordinated debt securities are together referred to in this prospectus as the “debt securities.” We also may offer convertible debt securities. The senior debt securities will have the same rank as all our other unsecured, unsubordinated debt. The subordinated debt securities may be senior or junior to, or rank pari passu with, our other subordinated obligations and will be entitled to payment only after payment on our Senior Indebtedness (as described below). The subordinated debt securities will be effectively subordinated to creditors (including trade creditors) and our preferred stockholders and those of our subsidiaries.

The senior debt securities may be issued under the Indenture for senior notes between us and The Bank of New York Mellon, as from time to time supplemented, or may be issued under a senior indenture to be entered into between us and the trustee named in the prospectus supplement. The subordinated debt securities will be issued under a subordinated indenture to be entered into between us and the trustee named in the prospectus supplement. We have summarized certain general features of the debt securities from the indenture. A Form of each of a senior indenture and a subordinated indenture is attached as an exhibit to the registration statement of which this prospectus forms a part. The following summary is of certain provisions of the Form of senior indenture and this summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the senior indenture and the provisions of the Trust Indenture Act of 1939 (the “TIA”), as amended. If we issue any subordinated debt securities, the description of those securities and the subordinated indenture will be set forth in the related prospectus supplement.

The following description of the terms of the debt securities sets forth certain general terms and provisions. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.

General

The aggregate principal amount of debt securities that may be issued under the indenture is unlimited. The debt securities may be issued in one or more series as may be authorized from time to time.

Reference is made to the applicable prospectus supplement for the following terms of the debt securities (if applicable):

•	title and aggregate principal amount;

•	indenture under which the debt securities are issued;

•	applicable subordination provisions, if any;

•	percentage or percentages of principal amount at which such securities will be issued;

•	maturity date(s);

•	interest rate(s) or the method for determining the interest rate(s);

•	dates on which interest will accrue or the method for determining dates on which interest will accrue, dates on which interest will be payable, person to whom interest shall be payable if other than the registered holder;

•	redemption or early repayment provisions;

•	authorized denominations;

•	form;

•	amount of discount or premium with which such securities will be issued;

•	whether such securities will be issued in whole or in part in the Form of one or more global securities;

•	identity of the depositary for global securities;

•	whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•	the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	conversion or exchange features;

•	any covenants applicable to the particular debt securities being issued;

•	currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such securities will be payable;

•	time period within which, the manner in which and the terms and conditions upon which the purchaser of the securities can select the payment currency;

•	whether the securities will be guaranteed or secured;

•	securities exchange(s) on which the securities will be listed, if any;

•	whether any underwriter(s) will act as market maker(s) for the securities;

•	extent to which a secondary market for the securities is expected to develop;

•	additions to or changes in the events of default with respect to the securities and any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such securities to be due and payable; and

•	additional terms not inconsistent with the provisions of the indenture.

One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

United States federal income tax consequences and special considerations applicable to any such series will be described in the applicable prospectus supplement.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional United States federal income tax considerations will be set forth in the applicable prospectus supplement.

The term “debt securities” includes debt securities denominated in U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. Subject to the limitations provided in the indenture and in the prospectus supplement, debt securities which are issued in registered form may be transferred or exchanged at the office of the trustee maintained in the Borough of Manhattan, The City of New York or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Global Securities

We expect the following provisions to apply to all debt securities.

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary (the “depositary”) identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the prospectus supplement. We expect that the following provisions will generally apply to depositary arrangements.

Upon the issuance of a global security, the depositary for such global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by such global security to the accounts of persons that have accounts with such depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to persons that have accounts with the applicable depositary (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depositary or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

So long as the depositary for a global security, or its nominee, is the registered owner of a global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by that global security for all purposes under the indenture governing those debt securities. Except as provided below, owners of beneficial interests in a global security will not be entitled to have any of the individual debt securities of the series represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of any debt securities of such series in definitive Form and will not be considered the owners or holders thereof under the indenture governing such debt securities.

Payments of principal, premium, if any, and interest, if any, on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing the debt securities. None of Xerox, the trustee for the debt securities, any paying agent, or the registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made by the depositary or any participants on account of beneficial ownership interests of the global security for the debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent global security representing the debt securities, immediately will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security for the debt securities as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name.” Such payments will be the responsibility of such participants.

If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue definitive debt securities of that series in exchange for the global security or securities representing that series of debt securities. In addition, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to the debt securities, determine not to have any debt securities of a series represented by one or more global securities, and, in such event, will issue definitive debt securities of that series in exchange for the global security or securities representing that series of debt securities. If definitive debt securities are issued, an owner of a beneficial interest in a global security will be entitled to physical delivery of definitive debt securities of the series represented by that global security equal in principal amount to that beneficial interest and to have the debt securities registered in its name. Definitive debt securities of any series so issued will be issued in denominations, unless otherwise specified by us, of $2,000 and integral multiples of $1,000 in excess thereof.

Events of Default, Notice and Waiver

The following events are defined in the indenture as “Events of Default” with respect to a series of debt securities:

(1) the failure to pay interest on debt securities of such series when the same becomes due and payable and the default continues for a continuous period of 30 days;

(2) the failure to pay the principal on debt securities of such series, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including, when applicable to a series of debt securities, the failure to make a payment to purchase debt securities of such series tendered pursuant to a change of control offer);

(3) a default in the observance or performance of any other covenant or agreement contained in the indenture which default continues for a period of 90 days after we, or in the case of a notice from holders, we and the trustee, receive written notice specifying the default (and demanding that such default be remedied and stating that such notice is a “notice of default”) from the trustee or the holders of at least 25% of the outstanding principal amount of the debt securities of such series (except in the case of a default with respect to the “Merger, Consolidation and Sale of Assets” covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement); or

(4) certain events of bankruptcy affecting Xerox or any of its Significant Subsidiaries.

If an Event of Default (other than an Event of Default specified in clause (4) above with respect to Xerox) shall occur and be continuing, the trustee or the holders of at least 25% in principal amount of outstanding debt securities of the affected series under the indenture may declare the principal of and accrued interest on all the debt securities of such series under the indenture to be due and payable by notice in writing to Xerox and, in the case of a notice from holders, the trustee specifying the respective Event of Default and stating that it is a “notice of acceleration,” and the same shall become immediately due and payable. If an Event of Default specified in clause (4) above with respect to Xerox occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding debt securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder.

The indenture will provide that, at any time after a declaration of acceleration with respect to a series of debt securities as described in the preceding paragraph, the holders of a majority in principal amount of debt securities of such series under the indenture may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and

(4) if Xerox has paid the trustee its reasonable compensation and reimbursed the trustee for its expenses, disbursements and advances.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The holders of a majority in principal amount of the debt securities of the affected series under the indenture may waive any existing Default or Event of Default under such series, and its consequences, except a default in the payment of the principal of or interest on any debt securities of such series.

Holders of the debt securities may not enforce the indenture or the debt securities except as provided in the indenture and under the TIA. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee reasonable indemnity. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding debt securities of any affected series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

Under the indenture, Xerox is required to provide an officers’ certificate to the trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

Legal Defeasance and Covenant Defeasance

Xerox may, at its option and at any time, elect to have its obligations discharged with respect to any series of the outstanding debt securities (“Legal Defeasance”). Such Legal Defeasance means that Xerox shall be deemed to have paid and discharged the entire indebtedness represented by such series of outstanding debt securities, except for:

(1) the rights of holders of such series to receive payments in respect of the principal of, premium, if any, and interest on such series of debt securities when such payments are due from the trust fund referred to below;

(2) Xerox’s obligations with respect to such series of debt securities concerning issuing temporary debt securities, issuing debt securities to replace mutilated, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payments;

(3) the rights, powers, trust, duties and immunities of the trustee and Xerox’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, Xerox may, at its option and at any time, elect to have its obligations released with respect to certain covenants (other than, among others, the covenant to make payments in respect of the principal, premium, if any, and interest on the debt securities) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or

Event of Default with respect to the applicable series of the debt securities. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute Events of Default with respect to the debt securities. We may exercise our Legal Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) We must irrevocably deposit with the trustee, in trust for the benefit of the holders of the applicable series of debt securities, cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the applicable debt securities on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, we shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that:

(a) Xerox has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the applicable holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Xerox shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the applicable holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the indenture or any other material agreement or instrument to which Xerox or any of its Subsidiaries is a party or by which Xerox or any of its Subsidiaries is bound;

(6) Xerox shall have delivered to the trustee an officers’ certificate stating that the deposit was not made by Xerox with the intent of preferring the holders over any other creditors of Xerox or with the intent of defeating, hindering, delaying or defrauding any other creditors of Xerox or others;

(7) Xerox shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

(8) certain other customary conditions precedent are satisfied.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all debt securities not theretofore delivered to the trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of Xerox.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect (except as to surviving rights of transfer or exchange of the applicable debt securities, as expressly provided for in the indenture) as to all outstanding debt securities of any series under the indenture when:

(1) either:

(a) all the debt securities of such series theretofore authenticated and delivered (except lost, stolen or destroyed debt securities which have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by Xerox and thereafter repaid to Xerox or discharged from such trust) have been delivered to the trustee for cancellation; or

(b) all debt securities of such series not theretofore delivered to the trustee for cancellation have become due and payable within one year or as a result of a mailing of a notice of redemption and Xerox has irrevocably deposited or caused to be deposited with the trustee cash or non-callable U.S. government obligations or a combination thereof in an amount sufficient to pay and discharge the entire Indebtedness on such debt securities not theretofore delivered to the trustee for cancellation, for principal of, premium, if any, and interest on such debt securities to the date of deposit together with irrevocable instructions from Xerox directing the trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) Xerox has paid all other sums payable under the indenture in respect of such debt securities by Xerox; and

(3) Xerox has delivered to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture in respect of such debt securities have been complied with.

Modification of the Indenture

From time to time, Xerox and the trustee, without the consent of the holders of debt securities of any series, may amend the indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies (including inconsistencies between the indenture and the description of the debt securities contained in Xerox’s prospectus or similar document relating to such debt securities), complying with the covenant described under “— Provisions Applicable Only to Senior Debt Securities — Covenants — Merger, Consolidation and Sale of Assets,” complying with any requirement of the SEC in connection with qualifying, or maintaining the qualification of, the indenture under the TIA, adding additional Events of Default, adding to the covenants of Xerox for the benefit of the holders of any series of securities and making any change that does not adversely affect the rights of any holder of such debt securities in any material respect. Other modifications and amendments of the indenture as it applies to a series of debt securities may be made with the consent of the holders of a majority in principal amount of the then outstanding debt securities of such series, except that, without the consent of each holder affected thereby, no amendment may:

(1) reduce the amount of debt securities whose holders must consent to an amendment;

(2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any debt securities;

(3) reduce the principal of or change or have the effect of changing the fixed maturity of any debt securities, or change the date on which any debt securities may be subject to redemption or reduce the redemption price therefor;

(4) make any debt securities payable in money other than that stated in the debt securities;

(5) make any change in provisions of the indenture protecting the right of each holder to receive payment of principal of and interest on such debt securities on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of debt securities to waive Defaults or Events of Default;

(6) modify or change any provision of the indenture or the related definitions affecting the ranking of the debt securities in a manner which adversely affects the holders.

Governing Law

The indenture and the debt securities shall be construed in accordance with and governed by the laws of the State of New York.

Convertibility

Debt securities may be convertible into or exchangeable for our common stock or preferred stock. The prospectus supplement will describe the terms of any conversion rights.

Provisions Applicable Only To Senior Debt Securities

Ranking

The senior debt securities will be unsecured obligations, and will rank pari passu with all other unsecured and unsubordinated debt of the issuer.

Covenants

Set forth below are summaries of certain covenants contained in the indenture.

Limitation on Liens.  Xerox will not create or suffer to exist, or permit any of its Specified Subsidiaries to create or suffer to exist, any Lien, or any other type of preferential arrangement, upon or with respect to any of its properties (other than “margin stock” as that term is defined in Regulation U issued by the Board of Governors of the Federal Reserve System), whether now owned or hereafter acquired, or assign, or permit any of its Specified Subsidiaries to assign, any right to receive income, in each case to secure any Indebtedness (other than Indebtedness described in clauses (5) and (8) of the definition of “Indebtedness” herein) without making effective provision whereby all of the debt securities (together with, Xerox shall so determine, any other Indebtedness of Xerox or such Specified Subsidiary then existing or thereafter created which is not subordinate to the debt securities) shall be equally and ratably secured with the Indebtedness secured by such security (provided that any Lien created for the benefit of the holders of the debt securities pursuant to this sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Lien that resulted in such provision becoming applicable, unless a Default or Event of Default shall then be continuing); provided, however, that Xerox or its Specified Subsidiaries may create or suffer to exist any Lien or preferential arrangement of any kind in, of or upon any of the properties or assets of Xerox or its Specified Subsidiaries to secure Indebtedness if upon creation of such Lien or arrangement and after giving effect thereto, the aggregate principal amount of Indebtedness secured by Liens would not exceed the greater of (i) $2.0 billion and (ii) 20% of the Consolidated Net Worth of Xerox; and provided, further, that the foregoing restrictions or limitations shall not apply to any of the following:

(1) deposits, liens or pledges arising in the ordinary course of business to enable Xerox or any of its Specified Subsidiaries to exercise any privilege or license or to secure payments of workers’ compensation or unemployment insurance, or to secure the performance of bids, tenders, leases, contracts (other than for the payment of borrowed money) or statutory landlords’ liens or to secure public or statutory obligations or surety, stay or appeal bonds, or other similar deposits or pledges made in the ordinary course of business;

(2) Liens imposed by law or other similar Liens, if arising in the ordinary course of business, such as mechanic’s, materialman’s, workman’s, repairman’s or carrier’s liens, or deposits or pledges in the ordinary course of business to obtain the release of such Liens;

(3) Liens arising out of judgments or awards against Xerox or any of its Specified Subsidiaries in an aggregate amount not to exceed at any time outstanding under this clause (3) the greater of (a) 15% of the Consolidated Net Worth of Xerox or (b) the minimum amount which, if subtracted from such Consolidated Net Worth, would reduce such Consolidated Net Worth below $3.2 billion and, in each case, with respect to which Xerox or such Specified Subsidiary shall in good faith be prosecuting an appeal or proceedings for review, or Liens for the purpose of obtaining a stay or discharge in the course of any legal proceedings;

(4) Liens for taxes if such taxes are not delinquent or thereafter can be paid without penalty, or are being contested in good faith by appropriate proceedings, or minor survey exceptions or minor encumbrances, easements or restrictions which do not in the aggregate materially detract from the value of the property so encumbered or restricted or materially impair their use in the operation of the business of Xerox or any Specified Subsidiary owning such property;

(5) Liens in favor of any government or department or agency thereof or in favor of a prime contractor under a government contract and resulting from the acceptance of progress or partial payments under government contracts or subcontracts thereunder;

(6) Liens existing on December 1, 1991;

(7) purchase money liens or security interests in property acquired or held by Xerox or any Specified Subsidiary in the ordinary course of business to secure the purchase price thereof or Indebtedness incurred to finance the acquisition thereof;

(8) Liens existing on property at the time of its acquisition;

(9) the rights of Xerox Credit Corporation relating to a certain reserve account established pursuant to an operating agreement dated as of November 1, 1980, between Xerox and Xerox Credit Corporation;

(10) the replacement, extension or renewal of any of the foregoing; and

(11) Liens on any assets of any Specified Subsidiary of up to $500.0 million incurred since December 1, 1991 in connection with the sale or assignment of assets of such Specified Subsidiary for cash where the proceeds are applied to repayment of Indebtedness of such Specified Subsidiary and/or invested by such Specified Subsidiary in assets which would be reflected as receivables on the balance sheet of such Specified Subsidiary.

In addition, if after January 17, 2002 any Capital Markets Debt of Xerox or any Restricted Subsidiary becomes secured by a Lien pursuant to any provision similar to the covenant in the immediately preceding paragraph, then, for so long as such Capital Markets Debt of Xerox is secured by such Lien (and provided that any Lien created for the benefit of the holders of the debt securities pursuant to this sentence shall be automatically and unconditionally released and discharged upon the release and discharge of the Lien that resulted in the imposition of the Lien hereunder):

(1) in the case of a Lien securing Subordinated Indebtedness, the debt securities shall be secured by a Lien on the same property as such Lien that is senior in priority to such Lien; and

(2) in all other cases, the debt securities shall be equally and ratably secured by a Lien on the same property as such Lien.

Merger, Consolidation and Sale of Assets.  Xerox will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of Xerox to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all Xerox’s assets (determined on a consolidated basis for Xerox and Xerox’s Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

(1) either:

(a) Xerox shall be the surviving or continuing corporation; or

(b) the Person (if other than Xerox) formed by such consolidation or into which Xerox is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of Xerox and of Xerox’s Restricted Subsidiaries substantially as an entirety (the “Surviving Entity”):

(x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

(y) shall expressly assume, by supplemental indenture (in Form and substance satisfactory to the trustee), executed and delivered to the trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the debt securities and the performance of every covenant of the debt securities and the indenture on the part of Xerox to be performed or observed;

(2) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above, no Default or Event of Default shall have occurred or be continuing; and

(3) Xerox or the Surviving Entity shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the applicable provisions of the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all the properties or assets of one or more Restricted Subsidiaries of Xerox, the Capital Stock of which constitutes all or substantially all the properties and assets of Xerox, shall be deemed to be the transfer of all or substantially all the properties and assets of Xerox.

The indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all the assets of Xerox in accordance with the foregoing, in which Xerox is not the continuing corporation, the successor Person formed by such consolidation or into which Xerox is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, Xerox under the indenture and the debt securities with the same effect as if such surviving entity had been named as such.

Notwithstanding the foregoing, Xerox need not comply with clause (2) of the first paragraph of this covenant in connection with (x) a sale assignment, transfer, conveyance or other disposition of assets between or among Xerox and any of its Wholly Owned Restricted Subsidiaries or (y) any merger of Xerox with or into any Wholly Owned Restricted Subsidiary or (z) a merger by Xerox with an Affiliate incorporated or organized solely for the purpose of reincorporating or reorganizing Xerox in another jurisdiction.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Board of Directors” means, as to any Person, the board of directors or similar governing body of such Person or any duly authorized committee thereof or any director or directors and/or officer or officers of such Person to whom that board or committee shall have duly delegated its authority.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the trustee.

“Capital Markets Debt” means any Indebtedness that is a security (other than syndicated commercial loans) that is eligible for resale in the United States pursuant to Rule 144A under the Securities Act or outside the United States pursuant to Regulation S of the Securities Act or a security (other than syndicated commercial loans) that is sold or subject to resale pursuant to a registration statement under the Securities Act.

“Capital Stock” means:

(1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person; and

(2) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on January 17, 2002 or issued thereafter, and includes, without limitation, all series and classes of such common stock.

“Consolidated Net Worth” means, at any time, as to a given entity (a) the sum of the amounts appearing on the latest consolidated balance sheet of such entity and its subsidiaries, prepared in accordance with generally accepted accounting principles consistently applied, as (i) the par or stated value of all outstanding Capital Stock (including Preferred Stock), (ii) capital paid-in and earned surplus or earnings retained in the business plus or minus cumulative transaction adjustments, (iii) any unappropriated surplus reserves, (iv) any net unrealized appreciation of equity investment, and (v) minorities’ interests in equity of subsidiaries, less (b) treasury stock, plus (c) in the case of Xerox, $600.0 million.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute an Asset Sale or Change of Control), matures or is mandatorily redeemable (other than such Capital Stock that will be redeemed with Qualified Capital Stock), pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of an Asset Sale or Change of Control) on or prior to the final maturity date of the applicable debt securities.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time.

“Indebtedness” means with respect to any Person, without duplication:

(1) all indebtedness of such Person for borrowed money;

(2) all indebtedness of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all Capitalized Lease Obligations of such Person;

(4) all indebtedness of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all indebtedness under any title retention agreement (but excluding trade accounts payable incurred in the ordinary course with a maturity of not greater than 90 days);

(5) all indebtedness for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit supporting obligations not for money borrowed entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the fifth business day following payment on the letter of credit);

(6) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7) all indebtedness of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person, the amount of such indebtedness being deemed to be the lesser of the fair market value of such property or asset or the amount of the indebtedness so secured;

(8) all indebtedness under currency agreements and interest swap agreements of such Person; and

(9) all Disqualified Capital Stock issued by such Person or any Preferred Stock of such Person or any Restricted Subsidiary of such Person with the amount of Indebtedness represented by such Disqualified Capital Stock or Preferred Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock or Preferred Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock or Preferred Stock as if such Disqualified Capital Stock or Preferred Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock or Preferred Stock.

Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the Form of additional Indebtedness and the payment of dividends in the Form of additional shares of Preferred Stock will not be deemed to be an incurrence of Indebtedness. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value of the Indebtedness in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof.

“Issue Date” means the date of original issuance of debt securities.

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute or statutes thereto.

“Specified Subsidiary” means any Subsidiary of Xerox from time to time having a Consolidated Net Worth Amount of at least $100.0 million; provided, however, that each of Xerox Financial Services, Inc., Xerox Credit Corporation and any other Subsidiary principally engaged in any business or businesses other than development, manufacture and/or marketing of (x) business equipment (including, without limitation, reprographic, computer (including software) and facsimile equipment), (y) merchandise or (z) services (other than financial services) shall be excluded as a “Specified Subsidiary” of Xerox.

“Subordinated Indebtedness” means Indebtedness of Xerox that is subordinated or junior in right of payment to the debt securities.

“Subsidiary,” with respect to any Person, means:

(1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

(2) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Unrestricted Subsidiary” of any Person means:

(1) the Subsidiary to be so designated has total assets of $1,000 or less or any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, Xerox or any other Subsidiary of Xerox that is not a Subsidiary of the Subsidiary to be so designated; provided that each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee o — r otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of Xerox or any of its Restricted Subsidiaries.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors shall be evidenced to the trustee by promptly filing with the trustee a copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

“Wholly Owned Restricted Subsidiary” of any Person means any Wholly Owned Subsidiary of such Person which at the time of determination is a Restricted Subsidiary of such Person.

“Wholly Owned Subsidiary” of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

Provisions Applicable Only To Subordinated Debt Securities

The subordinated debt securities may be senior or junior to, or rank pari passu with, our other subordinated obligations and will be subordinated to all of our existing and future “Senior Indebtedness.” Senior Indebtedness means, without duplication, the principal, premium (if any) and unpaid interest on all present and future:

•	indebtedness of Xerox for borrowed money,

•	obligations of Xerox evidenced by bonds, debentures, notes or similar instruments,

•	all obligations of Xerox under:

(a) interest rate swaps, caps, collars, options and similar arrangements,

(b) any foreign exchange contract, currency swap contract, futures contract, currency option contract or other foreign currency hedge, and

(c) credit swaps, caps, floors, collars and similar arrangements,

•	indebtedness incurred, assumed or guaranteed by Xerox in connection with the acquisition by it or a subsidiary of any business, properties or assets (except purchase-money indebtedness classified as accounts payable under generally accepted accounting principles),

•	obligations of Xerox as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles,

•	reimbursement obligations of Xerox in respect of letters of credit relating to indebtedness or other obligations of Xerox that qualify as indebtedness or obligations of the kind referred to in the first five bullet points above, and

•	obligations of Xerox under direct or indirect guarantees in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in the first six bullet points above.

Subordinated debt securities will not be subordinated to any indebtedness or obligation if the instrument creating or evidencing the indebtedness or obligation or pursuant to which it is outstanding provides that such indebtedness or obligation is not superior in right of payment to the subordinated debt securities.

Other provisions applicable to subordinated debt securities will be described in a prospectus supplement.

DESCRIPTION OF THE PREFERRED STOCK AND
CONVERTIBLE PREFERRED STOCK

Xerox Preferred Stock

The following is a description of certain general terms and provisions of our preferred stock. The particular terms of any series of preferred stock will be described in a prospectus supplement. The following summary of terms of our preferred stock is not complete. You should refer to the provisions of our Restated Certificate of Incorporation and the certificate of amendment relating to each series of the preferred stock (the “Certificate of Amendment”), which will be filed with the SEC at or prior to the time of issuance of such series of the preferred stock. We may also offer convertible preferred stock. As of the date of this prospectus, we are authorized to issue up to 22,043,067 shares of cumulative preferred stock, par value $1.00 per share.

Subject to limitations prescribed by law, the Board of Directors is authorized at any time to:

•	issue one or more series of preferred stock;

•	determine the distinctive serial designation for any such series; and

•	determine the number of shares in any such series.

The Board of Directors is authorized to determine, for each series of preferred stock, and the applicable prospectus supplement will set forth with respect to such series, the following information:

•	the dividend rate (or method for determining the rate);

•	any liquidation preference per share of that series of preferred stock;

•	any conversion or exchange provisions applicable to that series of preferred stock;

•	any redemption or sinking fund provisions applicable to that series of preferred stock;

•	any voting rights of that series of preferred stock in addition to those specified in our Restated Certificate of Incorporation; and

•	the terms of any other preferences or rights applicable to that series of preferred stock.

Dividends

Holders of preferred stock will be entitled to receive, when, as and if declared by the Board of Directors, cash dividends at the rates and on the dates as set forth in the applicable prospectus supplement. Except as set forth below, no dividends will be declared or paid on any series of preferred stock unless full dividends for all series of preferred stock (including cumulative dividends still owing, if any) have been or contemporaneously are declared and a sum sufficient to pay such dividends has been set apart or has been paid. When those dividends are not paid in full, the shares of all series of preferred stock will share ratably in the payment of dividends, in accordance with the sums that would be payable on those shares if all dividends were declared and paid in full. In addition, generally, unless all dividends on the preferred stock have been declared and a sum sufficient to pay such dividends has been set apart or has been paid, no dividends will be declared or paid on the common stock and generally we may not redeem or purchase any common stock.

The Indenture dated as of June 25, 2003 (pursuant to which our 7 1/8% Senior Notes due 2010, 7 5/8% Senior Notes due 2013, 5 1/2% Senior Notes due 2012, 6.35% Senior Notes due 2018, 5.65% Senior Notes due 2013, 8.25% Senior Notes due 2014 and 6 7/8% Senior Notes due 2011 were issued) (the “Senior Note Indenture”), contains covenants that restrict our ability to pay dividends on preferred stock under certain circumstances that include the occurrence and continuation of any default or event of default (as defined therein) under the Senior Note Indenture.

Convertibility

Shares of preferred stock may be convertible or exchangeable into another series of our preferred stock, our common stock, or other securities. The Certificate of Amendment and the prospectus supplement relating to each series of convertible preferred stock, if any, will describe those conversion rights.

Redemption And Sinking Fund

No series of preferred stock will be redeemable or receive the benefit of a sinking fund except as set forth in the applicable prospectus supplement.

Liquidation

In the event we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, the holders of each series of preferred stock will be entitled to receive the liquidation preference per share specified in the prospectus supplement plus an amount equal to accrued and unpaid dividends, if any, before any distribution to the holders of common stock. If the amounts payable with respect to preferred stock are not paid in full, the holders of preferred stock will share ratably in any distribution of assets based upon the aggregate liquidation preference for all outstanding shares for each series. After the holders of shares of preferred stock are paid in full, they will have no right or claim to any of our remaining assets.

Voting

Except as indicated below or in the prospectus supplement, the holders of preferred stock will not be entitled to vote. If the equivalent of six quarterly dividends payable on any series of preferred stock is in default, whether or not consecutive, the number of directors constituting our Board of Directors will be increased by two and the holders of such series of preferred stock, voting together as a class with all other series of preferred stock entitled to vote on such election of directors, will be entitled to elect those additional directors. In the event of such a default, any holder of preferred stock may request that we call a special meeting of the holders of preferred stock for the purpose of electing the additional directors and we must call such meeting within 20 days of request. If we fail to call such a meeting upon request, then any holder of preferred stock can call a meeting. If all accumulated dividends on any series of preferred stock have been paid in full, the holders of shares of such series will no longer have the right to vote on directors and the term of office of each director so elected will terminate and the number of our directors will, without further action, be reduced by two.

The vote of the holders of two-thirds of the outstanding shares of each series of preferred stock voting together as a class, is required to authorize any amendment, alteration or repeal of our Restated Certificate of Incorporation or any Certificate of Amendment or our By-Laws which would adversely affect the rights, preferences, privileges or voting power of the preferred stock or any holder thereof.

Miscellaneous

The holders of preferred stock will have no preemptive rights. All our issued and outstanding preferred stock is fully paid and non-assessable. The shares of preferred stock offered, when issued, will also be fully paid and nonassessable. Shares of preferred stock that we redeem or otherwise reacquire will resume the status of authorized and unissued shares of preferred stock undesignated as to series, and will be available for subsequent issuance. We may not repurchase or redeem less than all the preferred stock, pursuant to a sinking fund or otherwise, while there are any dividends in arrears on the preferred stock. Neither the par value nor the liquidation preference is indicative of the price at which the preferred stock will actually trade on or after the date of issuance. Payment of dividends on any series of preferred stock may be restricted by loan agreements, indenture and other transactions we may enter into.

No Other Rights

The shares of a series of preferred stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable prospectus supplement, our Restated Certificate of Incorporation or Certificate of Amendment or as otherwise required by law.

Transfer Agent and Registrar

The transfer agent and registrar for each series of preferred stock will be described in the applicable prospectus supplement.

DESCRIPTION OF COMMON STOCK

The following description of our common stock is only a summary. We encourage you to read our Restated Certificate of Incorporation and our Shareholder Rights Plan, referred to below, which have been filed with the SEC and are incorporated by reference into this prospectus.

As of the date of this prospectus, we are authorized to issue up to 1,750,000,000 shares of common stock, $1.00 par value per share (the “common stock”). As of October 31, 2009, 869,246,650 shares of common stock were outstanding. Also, as of such date, there were 134,985,744 shares of common stock authorized, but reserved for issuance and 745,767,606 shares of common stock authorized and available for issue or reserve.

General

Dividend Rights and Restrictions

Holders of our common stock are entitled to dividends as and when declared by the Board of Directors out of the net assets legally available therefor. All shares of common stock are entitled to participate equally in such dividends. There are no restrictions on the payment of dividends or purchase or redemption of our common stock under our Restated Certificate of Incorporation or By-Laws, provided all dividends for past periods and the dividends for the current quarter on any outstanding preferred stock and retirement, purchase or sinking fund requirements thereon, if any, have been paid or provided for, and subject further to the restrictions referred to below.

The Senior Note Indenture contains covenants that restrict our ability to pay dividends on common stock under certain circumstances that include the occurrence and continuation of any default or event of default (as defined therein).

Voting Rights

Each share of common stock is entitled to one vote per share, subject, to the right of the holders of any outstanding preferred stock, if six quarterly dividends (whether or not consecutive) thereon are in default, to elect, voting as a class, two members of the Board of Directors, which right continues until the default is cured. In addition, the separate vote or consent of the holders of outstanding preferred stock may be required to authorize certain corporate action.

Liquidation Rights

Holders of our common stock are entitled to receive our net assets, on a pro-rata basis, upon the dissolution, liquidation or winding up of the Company, after the payment in full of all preferential amounts to which the holders of any then-outstanding shares of preferred stock shall be entitled.

Preemptive Rights

Holders of our common stock do not possess preemptive rights or subscription rights as to any additional issues of any class of the capital stock or any of our other securities.

Liability To Further Calls Or Assessments

All our issued and outstanding common stock is fully paid and non-assessable. The shares of common stock offered, when issued, will be also fully paid and non-assessable.

Transfer Agent

Our common stock is listed and traded on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “XRX” and is also traded on the Boston, Cincinnati, Pacific Coast, Philadelphia and Switzerland exchanges. The transfer agent for the common stock is Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078, (800) 828-6396, or reachable, via email at website www.computershare.com.

DESCRIPTION OF WARRANTS

This section describes the general terms of the warrants that Xerox may offer and sell by this prospectus. This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for each warrant. The prospectus supplement may add, update or change the terms and conditions of the warrants as described in this prospectus.

General

Xerox may issue warrants to purchase debt securities, preferred stock or common stock. Warrants may be issued independently or together with any securities and may be attached to or separate from those securities. The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all of which will be described in the prospectus supplement relating to the warrants we are offering. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. A copy of the warrant agreement will be filed with the SEC in connection with the offering of the warrants.

Debt Warrants

We may issue warrants for the purchase of our debt securities. As explained below, each debt warrant will entitle its holder to purchase debt securities at an exercise price set forth in, or to be determinable as set forth in, the related prospectus supplement. Debt warrants may be issued separately or together with debt securities.

The debt warrants are to be issued under debt warrant agreements to be entered into between us, and one or more banks or trust companies, as debt warrant agent, as will be set forth in the prospectus supplement relating to the debt warrants being offered by the prospectus supplement and this prospectus. A copy of the debt warrant agreement, including a Form of debt warrant certificate representing the debt warrants, will be filed with the SEC in connection with the offering of the debt warrants.

The particular terms of each issue of debt warrants, the debt warrant agreement relating to the debt warrants and the debt warrant certificates representing debt warrants will be described in the applicable prospectus supplement, including, as applicable:

(a) the title of the debt warrants;

(b) the initial offering price;

(c) the title, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants;

(d) the currency or currency units in which the offering price, if any, and the exercise price are payable;

(e) the title and terms of any related debt securities with which the debt warrants are issued and the number of the debt warrants issued with each debt security;

(f) the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

(g) the principal amount of debt securities purchasable upon exercise of each debt warrant and the price at which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

(h) if applicable, the minimum or maximum number of warrants that may be exercised at any one time;

(i) the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;

(j) if applicable, a discussion of United States federal income tax, accounting or other considerations applicable to the debt warrants;

(k) whether the debt warrants represented by the debt warrant certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered;

(l) anti-dilution provisions of the debt warrants, if any;

(m) redemption or call provisions, if any, applicable to the debt warrants; and

(n) any additional terms of the debt warrants, including terms, procedures and limitations relating to the exchange and exercise of the debt warrants.

Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations and, if in registered form, may be presented for registration of transfer and debt warrants may be exercised at the corporate trust office of the debt warrant agent or any other office indicated in the related prospectus supplement. Before the exercise of debt warrants, holders of debt warrants will not be entitled to payments of principal, premium, if any, or interest, if any on the debt securities purchasable upon exercise of the debt warrants, or to enforce any of the covenants in the applicable indenture.

Equity Warrants

We may issue warrants for the purchase of our equity securities such as our preferred stock or common stock. As explained below, each equity warrant will entitle its holder to purchase equity securities at an exercise price set forth in, or to be determinable as set forth in, the related prospectus supplement. Equity warrants may be issued separately or together with equity securities.

The equity warrants are to be issued under equity warrant agreements to be entered into between us and one or more banks or trust companies, as equity warrant agent, as will be set forth in the prospectus supplement relating to the equity warrants being offered by the prospectus supplement and this prospectus. A copy of the equity warrant agreement, including a Form of equity warrant certificate representing the equity warrants, will be filed with the SEC in connection with the offering of the equity warrants.

The particular terms of each issue of equity warrants, the equity warrant agreement relating to the equity warrants and the equity warrant certificates representing equity warrants will be described in the applicable prospectus supplement, including, as applicable:

(a) the title of the equity warrants;

(b) the initial offering price;

(c) the aggregate number of equity warrants and the aggregate number of shares of the equity security purchasable upon exercise of the equity warrants;

(d) the currency or currency units in which the offering price, if any, and the exercise price are payable;

(e) the designation and terms of the equity securities with which the equity warrants are issued, and the number of equity warrants issued with each equity security;

(f) the date, if any, on and after which the equity warrants and the related equity security will be separately transferable;

(g) if applicable, the minimum or maximum number of the warrants that may be exercised at any one time;

(h) the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

(i) if applicable, a discussion of United States federal income tax, accounting or other considerations applicable to the equity warrants;

(j) anti-dilution provisions of the equity warrants, if any;

(k) redemption or call provisions, if any, applicable to the equity warrants; and

(l) any additional terms of the equity warrants, including terms, procedures and limitations relating to the exchange and exercise of the equity warrants.

Holders of equity warrants will not be entitled, solely by virtue of being holders, to vote, to consent, to receive dividends, to receive notice as shareholders with respect to any meeting of shareholders for the election of directors or any other matter, or to exercise any rights whatsoever as a holder of the equity securities purchasable upon exercise of the equity warrants.

DESCRIPTION OF SECURITIES PURCHASE CONTRACTS
AND SECURITIES PURCHASE UNITS

This section describes the general terms of the securities purchase contracts and securities purchase units that Xerox may offer and sell by this prospectus. This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for each securities purchase contract and securities purchase unit. The accompanying prospectus supplement may add, update or change the terms and conditions of the securities purchase contracts and securities purchase units as described in this prospectus.

Stock Purchase Contract and Stock Purchase Units

We may issue stock purchase contracts, representing contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of common stock or preferred stock at a future date or dates, or a variable number of shares of common stock or preferred stock for a stated amount of consideration. The price per share and the number of shares of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specified formula set forth in the stock purchase contracts. Any such formula may include anti-dilution provisions to adjust the number of shares of common stock or preferred stock issuable pursuant to the stock purchase contracts upon certain events.

The stock purchase contracts may be issued separately or as a part of units consisting of a stock purchase contract and, as security for the holder’s obligations to purchase the shares under the stock purchase contracts, either (a) our senior debt securities or subordinated debt securities or, (b) our debt obligations of third parties, including U.S. Treasury securities. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner and in certain circumstances we may deliver newly issued prepaid stock purchase contracts upon release to a holder of any collateral securing such holder’s obligations under the original stock purchase contract.

Debt Purchase Contracts and Debt Purchase Units

We may issue debt purchase contracts, representing contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified principal amount of debt securities at a future date or dates. The purchase price and the interest rate may be fixed at the time the debt purchase contracts are issued or may be determined by reference to a specific formula set forth in the debt purchase contracts.

The debt purchase contracts may be issued separately or as a part of units consisting of a debt purchase contracts and, as security for the holder’s obligations to purchase the securities under the debt purchase contracts, either (a) our senior debt securities or subordinated debt securities or (b) our debt obligations of third parties, including U.S. Treasury securities. The debt purchase contracts may require us to make periodic payments to the holders of the debt purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The debt purchase contracts may require holders to secure their obligations in a specified manner and in certain circumstances we may deliver newly issued prepaid debt purchase contracts upon release to a holder of any collateral securing such holder’s obligations under the original debt purchase contract.

The prospectus supplement will describe the general terms of any purchase contracts or purchase units and, if applicable, prepaid purchase contracts. The description in the prospectus supplement will not purport to be complete and will be qualified in its entirety by reference to (a) the purchase contracts, (b) the collateral arrangements and depositary arrangements, if applicable, relating to such purchase contracts or purchase units and (c) if applicable, the prepaid purchase contracts and the document pursuant to which such prepaid purchase contracts will be issued. Material United States federal income tax considerations applicable to the purchase contracts and the purchase units will also be discussed in the prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

This section describes the general terms of the depositary shares Xerox may offer and sell by this prospectus. This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for the depositary shares. The accompanying prospectus supplement may add, update, or change the terms and conditions of the depositary shares as described in this prospectus.

General

We may, at our option, elect to offer depositary shares, each representing a fraction (to be set forth in the prospectus supplement relating to a particular series of preferred stock) of a share of a particular class or series of preferred stock as described below. In the event we elect to do so, depositary receipts evidencing depositary shares will be issued to the public.

The shares of any class or series of preferred stock represented by depositary shares will be deposited under a deposit agreement among us, a depositary selected by us and the holders of the depositary receipts. The depositary will be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock represented by such depositary share, to all the rights and preferences of the shares of preferred stock represented by the depositary share, including dividend, voting, redemption and liquidation rights. The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of the related class or series of preferred shares in accordance with the terms of the offering described in the applicable prospectus supplement.

Pending the preparation of definitive depositary receipts the depositary may, upon our written order, issue temporary depositary receipts substantially identical to, and entitling the holders thereof to all the rights pertaining to, the definitive depositary receipts but not in definitive form. Definitive depositary receipts will be prepared without unreasonable delay, and temporary depositary receipts will be exchangeable for definitive depositary receipts without charge to the holder.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received for the preferred stock to the entitled record holders of depositary shares in proportion to the number of depositary shares that the holder owns on the relevant record date, provided, however, that if we or the depositary is required by law to withhold an amount on account of taxes, then the amount distributed to the holders of depositary shares shall be reduced accordingly. The depositary will distribute only an amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The depositary will add the undistributed balance to and treat it as part of the next sum received by the depositary for distribution to holders of the depositary shares.

If there is a non-cash distribution, the depositary will distribute property received by it to the entitled record holders of depositary shares, in proportion, insofar as possible, to the number of depositary shares owned by the holders, unless the depositary determines, after consultation with us, that it is not feasible to make such distribution. If this occurs, the depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the holders. The deposit agreement also will contain provisions relating to how any subscription or similar rights that we may offer to holders of the preferred stock will be available to the holders of the depositary shares.

The Senior Note Indenture contains covenants that restrict our ability to pay dividends on preferred stock under certain circumstances that include the occurrence and continuation of any default or event of default (as defined therein) under the Senior Note Indenture.

Withdrawal of Shares

Upon surrender of the depositary receipts at the corporate trust office of the depositary unless the related depositary shares have previously been called for redemption, converted or exchanged into our other securities, the holder of the depositary shares evidenced thereby is entitled to delivery of the number of whole shares of the related class or series of preferred stock and any money or other property represented by such depositary shares. Holders of depositary receipts will be entitled to receive whole shares of the related class or series of preferred stock on the basis set forth in the prospectus supplement for such class or series of preferred stock, but holders of such whole shares of preferred stock will not thereafter be entitled to exchange them for depositary shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares. In no event will fractional shares of preferred stock be delivered upon surrender of depositary receipts to the depositary.

Conversion, Exchange and Redemption

If any class or series of preferred stock underlying the depositary shares may be converted or exchanged, each record holder of depositary receipts representing the shares of preferred stock being converted or exchanged will have the right or obligation to convert or exchange the depositary shares represented by the depositary receipts. Whenever we redeem or convert shares of preferred stock held by the depositary, the depositary will redeem or convert, at the same time, the number of depositary shares representing the preferred stock to be redeemed or converted. The depositary will redeem the depositary shares from the proceeds it receives from the corresponding redemption of the applicable series of preferred stock. The depositary will mail notice of redemption or conversion to the record holders of the depositary shares that are to be redeemed between 30 and 60 days before the date fixed for redemption or conversion. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share on the applicable class or series of preferred stock. If less than all the depositary shares are to be redeemed, the depositary will select which shares are to be redeemed by lot on a pro rata basis or by any other equitable method as the depositary may decide. After the redemption or conversion date, the depositary shares called for redemption or conversion will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will end, except the right to receive money, securities or other property payable upon redemption or conversion.

Voting the Preferred Stock

When the depositary receives notice of a meeting at which the holders of the particular class or series of preferred stock are entitled to vote, the depositary will mail the particulars of the meeting to the record holders of the depositary shares. Each record holder of depositary shares on the record date may instruct the depositary on how to vote the shares of preferred stock underlying the holder’s depositary shares. The depositary will try, if practical, to vote the number of shares of preferred stock underlying the depositary shares according to the instructions. We will agree to take all reasonable action requested by the depositary to enable it to vote as instructed.

Amendment and Termination of the Deposit Agreement

We and the depositary may agree at any time to amend the deposit agreement and the depositary receipt evidencing the depositary shares. Any amendment that (a) imposes or increases certain fees, taxes or other charges payable by the holders of the depositary shares as described in the deposit agreement that (b) otherwise materially adversely affects any substantial existing rights of holders of depositary shares, will not take effect until such amendment is approved by the holders of at least a majority of the depositary shares then outstanding. Any holder of depositary shares that continue to hold its shares after such amendment has become effective will be deemed to have agreed to the amendment.

We may direct the depositary to terminate the deposit agreement by mailing a notice of termination of holders of depositary shares at least 30 days prior to termination. The depositary may terminate the deposit agreement if 90 days have elapsed after the depositary delivered written notice of its election to resign and a successor depositary is not appointed. In addition, the deposit agreement will automatically terminate if:

•	the depositary has redeemed all related outstanding depositary shares;

•	all outstanding shares of preferred stock have been converted into or exchanged for common stock; or

•	we have liquidated, terminated or wound up our business and the depositary has distributed the preferred stock of the relevant series to the holders of the related depositary shares.

Reports and Obligations

The depositary will forward to the holders of depositary shares all reports and communications from us that are delivered to the depositary and that we are required by law, the rules of an applicable securities exchange or our amended and restated certificate of incorporation, to furnish to the holders of the preferred stock. Neither we nor the depositary will be liable if the depositary is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the deposit agreement. The deposit agreement limits our obligations to performance in good faith of the duties stated in the deposit agreement. The depositary assumes no obligation and will not be subject to liability under the deposit agreement except to perform such obligations as are set forth in the deposit agreement without negligence or bad faith. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or class or series of preferred stock unless the holders of depositary shares requesting us to do so furnish us with a satisfactory indemnity. In performing our obligations, we and the depositary may rely and act upon the advice of our counsel on any information provided to us by a person presenting shares for deposit, any holder of a receipt, or any other document believed by us or the depositary to be genuine and to have been signed or presented by the proper party or parties.

Payment of Fees and Expenses

We will pay all fees, charges and expenses of the depositary, including the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay taxes and governmental charges and any other charges as are stated in the deposit agreement for their accounts.

Resignation and Removal of Depositary

At any time, the depositary may resign by delivering notice to us, and we may remove the depositary at any time. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 90 days after the delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus to one or more underwriters or dealers for public offering, through agents, directly to purchasers or through a combination of any such methods of sale.

The prospectus supplement with respect to the securities being offered will set forth the terms of the offering, including the names of the underwriters, dealers or agents, if any, the purchase price, the net proceeds to Xerox, any underwriting discounts and other items constituting underwriters’ compensation, and public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

We have reserved the right to sell the securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so. The sale of the securities may be effected in transactions (a) on any national or international securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, (b) in the over-the-counter market, (c) in transactions otherwise than on such exchanges or in the over-the-counter market or (d) through the writing of options.

We and our respective agents and underwriters, may offer and sell the securities at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The securities may be offered on an exchange, which will be disclosed in the applicable prospectus supplement. We may, from time to time, authorize dealers, acting as our agents, to offer and sell the securities upon such terms and conditions as set forth in the applicable prospectus supplement.

If we use underwriters to sell securities, we will enter into an underwriting agreement with them at the time of the sale to them. In connection with the sale of the securities, underwriters may receive compensation from us in the Form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement to the extent required by applicable law. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the Form of discounts, concessions or commissions from the underwriters or commissions (which may be changed from time to time) from the purchasers for whom they may act as agents.

Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Unless otherwise indicated in the applicable prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase debt securities as a principal, and may then resell the debt securities at varying prices to be determined by the dealer.

If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase offered securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the applicable prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification against and contribution towards certain civil liabilities, including any liabilities under the Securities Act.

We may enter into derivative or other hedging transactions with financial institutions. These institutions may in turn engage in sales of our common stock to hedge their position, deliver this prospectus in connection with some or all of those sales and use the shares covered by this prospectus to close out any short position created in connection with those sales.

To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. These may include over-allotment, stabilization, syndicate short covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

Any securities, other than our common stock issued hereunder, may be new issues of securities with no established trading market. Any underwriters, or agents to or through whom such securities are sold for public offering and sale, may make a market in such securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such securities. The amount of expenses expected to be incurred by us in connection with any issuance of securities will be set forth in the applicable prospectus supplement. Certain of the underwriters, dealers or agents and their associates may engage in transactions with, and perform services for, us and certain of our affiliates and in the ordinary course of our business.

The broker dealers, if any, acting in connection with these sales might be deemed to be “underwriters” within the meaning of section 2(11) of the Securities Act. Any commission they receive and any profit upon the resale of the securities might be deemed to be underwriting discounts and commissions under the Securities Act.

During such time as we may be engaged in a distribution of the securities covered by this prospectus we are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes us, any affiliated purchasers, and any broker-dealer or other person who participates in such distributing from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M also restricts bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of our common stock.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Xerox Corporation (the “Company”) has filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time over approximately three years in total, sell any combination of the securities described in this prospectus in one or more offerings. References to “we,” “our,” or “us” refer to Xerox Corporation and consolidated subsidiaries unless the context specifically requires otherwise.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

You should rely only on the information provided in this prospectus and in any prospectus supplement including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of the documents.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. See “Incorporation of Certain Documents By Reference.”

MARKET SHARE, RANKING AND OTHER DATA

The market share, ranking and other data contained or incorporated by reference in this prospectus are based either on management’s own estimates, independent industry publications, reports by market research firms or other published independent sources and, in each case, are believed by management to be reasonable estimates. However, market share data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, consumption patterns and consumer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC file number is 1-4471. You can read and copy this information at the following location of the SEC:

Public Reference Room
100 F Street, N.E.
Room 1024
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is www.sec.gov.

This prospectus, which forms part of the registration statement, does not contain all of the information that is included in the registration statement. You will find additional information about our company in the registration statement. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we subsequently file will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, until our offering is completed:

1. Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 13, 2009, as modified by Form 10-K/A, filed with the SEC on March 13, 2009;

2. Quarterly Reports on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on April 30, 2009, the quarter ended June 30, 2009, filed with the SEC on August 3, 2009 and the quarter ended September 30, 2009, filed with the SEC on October 22, 2009;

3. Current Reports on Form 8-K dated April 24, 2009 (Item 1.01), May 11, 2009, May 21, 2009, May 21, 2009 (filed May 28, 2009), June 15, 2009, June 30, 2009 (filed July 1, 2009), September 27, 2009 (filed September 28, 2009), September 27, 2009 (filed September 28, 2009), November 20, 2009 (filed November 23, 2009) and December 1, 2009;

4. Description of Xerox’s common stock, contained in Amendment No. 5 to Form 8-A filed with the SEC on February 8, 2000.

You may request a copy of any filing referred to above (including any exhibits that are specifically incorporated by reference), at no cost, by contacting Xerox at the following address or telephone number:

Xerox Corporation
45 Glover Avenue
P.O. Box 4505
Norwalk, CT 06856-4505
(203) 968-3000

VALIDITY OF THE SECURITIES

The validity of the securities will be passed upon for Xerox by Don H. Liu. Cahill Gordon & Reindel LLP, New York, New York, will pass upon the validity of the offered securities for any underwriters, dealers, purchasers or agents.

EXPERTS

The consolidated financial statements of Xerox and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to Xerox’s Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.